

04049341

O'ry

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation

Exact Name of Registrant as Specified in Charter

0000888874

Registrant CIK Number

Form 8-K, November 9, 2004, Series 2004-AR3

Electronic Report, Schedule or Registration
Statement of Which the Documents Are a Part
(give period of report)

333-109614

SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED

NOV 1 0 2004

THOMSON
FINANCIAL

[TPW: NYLEGAL:282307.2] 17718-00062 11/08/2004 04:31 PM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: **November 9, 2004**

NOMURA ASSET ACCEPTANCE
CORPORATION

By: _____
Name: N. Dante LaRocca
Title: Authorized Signatory

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corporation Mortgage Pass-Through Certificates, Series 2004-AR3

$401 Million (+/- 10%)
(Approximate)

Computational Materials
October 18, 2004



Information Statement

The attached tables, together with the summary information presented herein (the "**Computational Materials**") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you by Nomura Securities International, Inc. ("**NSI**") and not by Nomura Asset Acceptance Corporation (together with any of its other affiliates, "**NAAC**"). NAAC has not prepared, reviewed or taken part in the preparation of these materials and makes no representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the final prospectus and prospectus supplement (collectively, the "**Final Offering Documents**") for Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2004-AR3 (the "**Securities**") and by any other information subsequently filed with the Securities and Exchange Commission. Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission.

Any investment decision should be based only on the data in the Final Offering Documents. The information herein is being provided for informational use solely in connection with the consideration of the purchase of the Securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The information set forth in these Computational Materials, including the collateral tables which follow may be based only on a statistical sample of Mortgage Loans (the "**Statistical Pool**") expected to be included in the trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "**Final Pool**"). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Final Offering Documents discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The Final Offering Documents may be obtained by contacting your NSI account representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

STRUCTURAL SUMMARY

Structure Overview								
Class	Initial Principal Balance [1]	Type	Initial Pass-Through Rate (%)	CPR (%)	WAL (years)	Principal Window (months)	W.A. MTR	Expected Rating (S&P/Moody's) [2]
I-A	$68,088,000	Variable [3]	4.785	25	2.39 [4]	1-56 [4]	56	AAA/Aaa
II-A	$76,364,000	Floating [6]	2.267	25	2.85 [5]	1-93 [5]	32	AAA/Aaa
III-A-1	$50,000,000	Floating [6]	2.267	25	2.84 [5]	1-93 [5]	30	AAA/Aaa
III-A-2	$79,190,000	Floating [6]	2.242	25	2.84 [5]	1-93 [5]	30	AAA/Aaa
III-A-3	$14,355,000	Floating [6]	2.317	25	2.84 [5]	1-93 [5]	30	AAA/Aaa
III-A-4	$75,000,000	Floating [6]	2.257	25	2.84 [5]	1-93 [5]	30	AAA/Aaa
III-A-5	$8,333,000	Floating [6]	2.337	25	2.84 [5]	1-93 [5]	30	AAA/Aaa
M-1	$17,463,000	Floating [6]	2.467	25	5.13 [5]	37-93 [5]	35	[AA/Aa2]
M-2	$6,022,000	Floating [6]	2.967	25	5.11 [5]	37-93 [5]	35	[A+/A1]
M-3	$3,814,000	Floating [6]	3.317	25	5.00 [5]	37-93 [5]	35	[A-/A3]
M-4	$2,808,565	Floating [6]	3.767	25	4.52 [5]	37-78 [5]	35	[BBB+/Baa1]
X	NA	NA	NA	NA	NA	NA	NA	Not Rated
P	NA	NA	NA	NA	NA	NA	NA	Not Rated
R	NA	NA	NA	NA	NA	NA	NA	Not Rated
TOTAL	$401,437,565							

NOTE: The Class III-A-4, Class X, Class P and Class R Certificates are not being offered hereby. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

(1) Approximate. Subject to a permitted variance of plus or minus 10%.
(2) Final class sizes and ratings may vary and will be contingent on the Final Pool, excess spread and other structural attributes.
(3) The initial pass-through rate on the Class I-A Certificates is expected to be approximately [4.785]% per annum. After the first Distribution Date, the per annum pass-through rate on these certificates will equal the weighted average of the net mortgage rates of the Group I Mortgage Loans minus [0.47]% per annum (30/360, 24 day delay).
(4) Run to balloon at the weighted average reset month as indicated in the "W.A. MTR" column.
(5) Run to the 10% optional termination.
(6) The pass-through rate for each of the Group II, Group III and Subordinate Certificates for each Distribution Date is a per annum rate equal to the least of (i) the sum of one-month LIBOR for that Distribution Date plus the related certificate margin, (ii) the applicable Net Funds Cap, (iii) the related hard cap (actual/360 accrual basis, 0 day delay), and (iv) the Maximum Interest Rate. The certificate margins and hard caps for the Group II, Group III and Subordinate Certificates are as follows:

Class	Certificate Margin (A)	Certificate Margin (B)	Hard Cap
II-A	[0.40]%	[0.80]%	[11.00]%
III-A-1	[0.40]%	[0.80]%	[11.00]%
III-A-2	[0.375]%	[0.75]%	[11.00]%
III-A-3	[0.45]%	[0.90]%	[11.00]%
III-A-4	[0.39]%	[0.78]%	[11.25%]
III-A-5	[0.47]%	[0.94]%	[11.00]%
M-1	[0.60]%	[1.10]%	[11.00]%
M-2	[1.10]%	[1.60]%	[11.00]%
M-3	[1.45]%	[1.95]%	[11.00]%
M-4	[1.90]%	[2.40]%	[11.00]%

(A) On or prior to the first possible optional termination date.

(B) After the first possible optional termination date.

COLLATERAL SUMMARY

The mortgage pool consists of one- to four-family adjustable-rate residential mortgage loans secured by first liens (the "**Mortgage Loans**"). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $401,437,565 (the "**Cut-off Date Principal Balance**"). Generally, after the initial fixed-rate period, the interest rate and monthly payment for the Mortgage Loans adjust semi-annually or annually based on an index plus a margin. The mortgage pool consists of three groups of Mortgage Loans. Group I is generally comprised of Mortgage Loans with an initial fixed rate period of five years, Group II is generally comprised of Mortgage Loans with an initial fixed rate period of two years, three years or five years, and Group III is generally comprised of Mortgage Loans with an initial fixed rate period of two years, three years or five years.

The collateral information contained herein reflects the anticipated November 1, 2004 scheduled balances and is indicative only. For further collateral information, see "Collateral Details" on page 27.

Characteristics of the Mortgage Loans				
	Group I	Group II	Group III	Groups I-III
Current Mortgage Rate*	5.505%	6.596%	6.653%	6.430%
Current Net Mortgage Rate*	5.255%	6.346%	6.403%	6.180%
Cut-off Date Mortgage Loan Principal Balance	$73,609,114.53	$82,554,981.69	$245,273,468.72	$401,437,564.94
Mortgage Loan Count	290	168	1,288	1,746
Cut-off Date Average Mortgage Loan Principal Balance	$253,824.53	$491,398.70	$190,429.71	$229,918.42
Original Term (months)*	360	360	360	360
Months Since Origination*	4	3	3	3
Stated Remaining Term (months)*	356	357	357	357
Mortgage Loans with Interest Only Terms	61.57%	62.89%	52.34%	56.20%
Mortgage Loans with Prepay Penalty Terms	13.06%	44.02%	35.44%	33.10%
Credit Score**	715	690	696	698
Original Loan-to-Value Ratio*	72.78%	77.77%	79.00%	77.60%
Original Loan-to-Value Ratio Over 80% Without MI*	1.60%	3.75%	3.16%	2.99%
Documentation Type - Full / Alternative	33.47%	7.82%	20.34%	20.17%
Loan Purpose - Purchase / Rate-Term	73.26%	76.37%	83.49%	80.15%
Occupancy Type - Primary / Second Home	88.51%	91.18%	72.72%	79.41%
Property Type - Single Family Residence / PUD	78.72%	84.47%	64.53%	71.23%
California Concentration	12.99%	21.40%	9.14%	12.37%
Months to Next Rate Adjustment*	56	32	30	35
First Periodic Rate Cap*	5.079%	3.724%	3.603%	3.898%
Subsequent Periodic Rate Cap*	1.253%	1.086%	1.069%	1.106%
Lifetime Rate Cap*	5.247%	5.459%	5.279%	5.310%
Gross Margin*	2.519%	3.414%	3.409%	3.247%
Net Margin*	2.269%	3.164%	3.159%	2.997%
Minimum Mortgage Rate*	2.617%	3.492%	3.442%	3.301%
Maximum Mortgage Rate*	10.752%	12.055%	11.931%	11.740%

* Weighted Average

** Non-zero Weighted Average

      Credit scores are currently unavailable for two Group III Mortgage Loans with an aggregate principal balance of
      $211,315.90 (0.09% of Group III).

TRANSACTION SUMMARY

Title of Series:	Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2004-AR3
Cut-off Date:	November 1, 2004
Closing Date:	On or about November 29, 2004
Investor Settlement Date:	On or about November 30, 2004
Depositor:	Nomura Asset Acceptance Corporation
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc.
Servicer:	Initially, GMAC Mortgage Corporation
	The Seller, as owner of the Mortgage Loans to be sold to the trust fund, will retain certain rights relating to the servicing of the Mortgage Loans, including the right to terminate and replace GMAC Mortgage Corporation at any time, without cause, or hire a special servicer as further specified in the pooling and servicing agreement.
Trustee/Custodian:	JPMorgan Chase Bank
Type of Offering:	The Offered Certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Form of Registration:	The trust will issue the Offered Certificates initially in book-entry form through DTC, Clearstream Luxembourg and Euroclear.
Minimum Denomination:	For each class of Offered Certificate, $25,000 and multiples of $1 in excess thereof.
Record Date:	For each class of Offered Certificates (other than the Class I-A Certificates) and for any Distribution Date, the business day preceding the applicable Distribution Date so long as such certificates remain in book-entry form; otherwise the record date shall be the same as for the Class I-A Certificates. For the Class I-A Certificates and for any Distribution Date, the last business day of the month preceding the month in which such Distribution Date occurs.
Distribution Date:	The 25th day of each calendar month beginning in December 2004, or if such day is not a business day, then the following business day.
Last Scheduled Distribution Date:	The Distribution Date in November 2034 will be the last scheduled Distribution Date for the Offered Certificates. It is possible that the certificate principal balance of any class of Offered Certificates may not be fully paid or reduced to zero by said date.
Certificate Designations:	Class I-A Certificates (the **"Group I Certificates"**)
	Class II-A Certificates (the **"Group II Certificates"**)
	Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4 and Class III-A-5 Certificates (the **"Group III Certificates"**; and together with the Group I and Group II Certificates, the **"Senior Certificates"**)
	Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (the **"Subordinate Certificates"**)
	Class X Certificates
	Class P Certificates
	Class R Certificates

Only the Group I, Group II, Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-5 and Subordinate Certificates are being offered hereby (together, the **"Offered Certificates"**).

Private Certificates:

The Class III-A-4, Class X, Class P and Class R Certificates are not being offered hereby. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

Prepayment Period:

With respect to any Distribution Date, the immediately preceding calendar month.

Accrual Periods:

The accrual period for any class of Offered Certificates (other than the Class I-A Certificates) and any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, with respect to the first accrual period, the Closing Date) and ending on the day immediately preceding the related Distribution Date. Calculations of interest on such certificates will be based on a 360-day year and the actual number of days elapsed during the related accrual period.

The accrual period for the Class I-A Certificates and any Distribution Date will be the calendar month immediately preceding the calendar month in which the Distribution Date occurs. Calculations of interest on such certificates will be based on a 360-day year that consists of twelve 30-day months.

Optional Termination:

At its option, the Class X Certificateholder (unless it is an affiliate of the Seller) may purchase all but not less than all of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) in the trust fund and thereby effect early retirement of the Offered Certificates if on such Distribution Date the aggregate stated principal balance of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) has been reduced to less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.

Taxation – REMIC:

For federal income tax purposes, the trust will comprise multiple real estate mortgage investment conduits (each a **"REMIC"**), organized in a tiered REMIC structure. The Offered Certificates and the Class III-A-4 Certificates (exclusive of any right to receive payments in respect of any Basis Risk Shortfall), the Class X and Class P Certificates will represent beneficial ownership of "regular interests" in the related REMIC.

The Class R Certificates will represent the beneficial ownership of "residual interests" in the related REMIC.

Certain classes of Offered Certificates may be issued with original issue discount for federal income tax purposes.

SMMEA Eligibility:

The Offered Certificates, other than the Class M-2, Class M-3 and Class M-4 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (**"SMMEA"**).

ERISA Considerations:

The Offered Certificates are expected to be ERISA eligible.

Ratings:

The Offered Certificates are expected to be rated by Moody's Investors Service, Inc. (**"Moody's"**) and/or Standard & Poor's Ratings Services (**"S&P"**), with the ratings indicated in the table on page 3.

CREDIT ENHANCEMENT

Overcollateralization

The Group I, Group II and Group III Mortgage Loans bear interest each month in an amount that in the aggregate is expected to exceed the amount needed to pay monthly interest on the Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Certificates entitled to principal in order to create and maintain the required level of overcollateralization. This overcollateralization will be available to absorb losses on the Group I, Group II and Group III Mortgage Loans. The required level of overcollateralization may increase or decrease over time. We cannot assure you that sufficient interest will be generated by the Group I, Group II and Group III Mortgage Loans to create and maintain the required level of overcollateralization or to absorb losses on the Group I, Group II and Group III Mortgage Loans.

Overcollateralization amount

For any Distribution Date, overcollateralization will be equal to the amount, if any, by which (x) the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the last day of the related due period exceeds (y) the aggregate certificate principal balance of the Certificates after giving effect to payments on such Distribution Date.

Initial overcollateralization amount

As of the Closing Date, the overcollateralization amount will be equal to approximately [0.00]% of the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the Cut-off Date.

Targeted overcollateralization amount

With respect to any Distribution Date prior to the stepdown date, approximately [1.00]% of the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the stepdown date and with respect to which a trigger event is not in effect, the greater of (a) [2.00]% of the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the last day of the related due period, or (b) [0.50]% of the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the stepdown date with respect to which a trigger event is in effect and is continuing, the targeted overcollateralization amount for the Distribution Date immediately preceding such Distribution Date.

Stepdown date

The earlier of (i) the first Distribution Date following the Distribution Date on which the certificate principal balances of the Senior Certificates have been reduced to zero and (ii) the later to occur of (a) the Distribution Date in December 2007, and (b) the first Distribution Date on which the senior enhancement percentage is greater than or equal to approximately [17.00]%.

Credit enhancement percentage

		Initial Expected Credit Enhancement Percentages		
Class	Percent	Approximate Expected Initial Credit Enhancement* (%)	Approximate Expected Initial Target Credit Enhancement* (%)	Approximate Expected Target Credit Enhancement** (%)
A	[92.50]	[7.50]	[8.50]	[17.00]
M-1	[4.35]	[3.15]	[4.15]	[8.30]
M-2	[1.50]	[1.65]	[2.65]	[5.30]
M-3	[0.95]	[0.70]	[1.70]	[3.40]
M-4	[0.70]	[0.00]	[1.00]	[2.00]

* Prior to the stepdown date, based on aggregate loan balance as of the Cut-off Date.

**After stepdown date, based on aggregate loan balance as of such date of determination.

NOTE: Final class sizes and credit enhancement levels subject to change based on final rating agency requirements.

Trigger event

A trigger event will occur for any Distribution Date if either (i) the average of the delinquency rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months as of the last day of the related due period equals or exceeds [40]% of the senior enhancement percentage for such Distribution Date or (ii) the cumulative realized losses as a percentage of the aggregate loan balance on the closing date for such Distribution Date is greater than the percentage set forth below:

Trigger Event	
Range of Distribution Dates	Cumulative Loss Percentage*
December 2007 - November 2008	[1.10]
December 2008 - November 2009	[1.70]
December 2009 - November 2010	[2.20]
December 2010 and thereafter	[2.45]

*The cumulative loss percentages set forth above are applicable to the first distribution date in the corresponding range of distribution dates. The cumulative loss percentage for each succeeding distribution date in a range increases incrementally by 1/12 of the positive difference between the percentage applicable to the first distribution date in that range and the percentage applicable to the first distribution date in the succeeding range.

Group III Trigger Event

A Group III Trigger Event is in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the cut-off date through the last day of the related Prepayment Period divided by the aggregate loan balance of the mortgage loans as of the Cut-off Date exceeds [1.10]%, or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

Delinquency rate

With respect to any calendar month, the fraction, expressed as a percentage, the numerator of which is the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans 60 or more days delinquent (including all foreclosures and REO properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the close of business on the last day of such month.

Subordination and Allocation of Losses

The Group I, Group II and Group III Certificates will have a payment priority over the Subordinate Certificates. Each class of Subordinate Certificates will be subordinate to each other class of Subordinate Certificates with a lower numerical designation. Losses on the Group I, Group II and Group III Mortgage Loans will first reduce the available excess interest and then reduce the overcollateralization amount. If there is no overcollateralization at that time, losses on the Group I, Group II and Group III Mortgage Loans will be allocated to the Subordinate Certificates, in the reverse order of their priority of payment, until the certificate principal balance of each class of Subordinate Certificates has been reduced to zero.

Realized losses will not be allocated to the Group I Certificates, Group II Certificates, Class III-A-1, Class III-A-2 or Class III-A-4 Certificates. Investors in those Certificates should note, however, that although realized losses cannot be allocated to such certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of those Certificates all principal and interest amounts to which they are then entitled. Realized losses will be allocated in the following order, first, to the Class M-4 Certificates, until the certificate principal balance thereof has been reduced to zero, second, to the Class M-3 Certificates, until the certificate principal balance thereof has been reduced to zero, third, to the Class M-2 Certificates, until the certificate principal balance thereof has been reduced to zero, fourth, to the Class M-1 Certificates, until the certificate principal balance thereof has been reduced to zero and fifth, with respect to realized losses on the Group III Mortgage Loans only, concurrently, on a pro rata basis 1) to the Class III-A-3 Certificates, based on the aggregate certificate principal balance of the Class III-A-1, Class III-A-2 and Class III-A-3 Certificates, and 2) to the Class III-A-5 Certificates, based on the aggregate certificate principal balance of the Class III-A-4 and Class III-A-5 Certificates, until the certificate principal balance of each such class has been reduced to zero.

Cap Agreements

In addition, the Class II-A and Class III-A-2 Certificates will have the benefit of two separate interest rate cap agreements (each, a "**Cap Agreement**") provided by Nomura Global Financial Products (the "**Cap Provider**"). Pursuant to the Cap Agreement and with respect to the related Certificates, the Cap Provider will pay the Trustee an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 8.60% with respect to the Class II-A Certificates and 8.875% with respect to the Class III-A-2 Certificates, the payment due will be calculated as if one-month LIBOR were 8.60% or 8.875%, as applicable); (2) the related scheduled notional amount; and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360 (the "**Cap Payment**"). The Cap Payments will be deposited by the trustee into a separate reserve fund (the "**Basis Risk Shortfall Reserve Fund**") and will be used to cover Basis Risk Shortfalls on the Class II-A and Class III-A-2 Certificates. In the event that on any Distribution Date, the amount of the Cap Payments deposited by the trustee into the Basis Risk Shortfall Reserve Fund are in excess of the Basis Risk Shortfalls attributable to the Class II-A and Class III-A-2 Certificates for such Distribution Date, such excess shall be paid to the Class X Certificates.

Cross-collateralization

In certain limited circumstances, principal and interest collected from any of the Group I, Group II and Group III Mortgage Loans may be used to pay principal or interest, or both, to the Senior Certificates unrelated to that loan group.

DISTRIBUTIONS

The following terms are given the meanings shown below to help describe the cashflows on the Certificates:

Basis Risk Shortfall —With respect to the Group II, Group III and Subordinate Certificates and any Distribution Date, the sum of (1) the excess, if any, of the related Current Interest calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the Maximum Interest Rate and (z) the applicable hard cap over the related Current Interest (as it may have been limited by the applicable Net Funds Cap) for the applicable Distribution Date; (2) any amount described in clause (1) remaining unpaid from prior Distribution Dates; and (3) interest on the amount in clause (2) for the related accrual period

calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the Maximum Interest Rate and (z) the applicable hard cap.

Carryforward Interest—With respect to the Group I, Group II, Group III and Subordinate Certificates and any Distribution Date, the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding Distribution Date; and (B) any unpaid Carryforward Interest for such class from previous Distribution Dates exceeds (y) the amount paid in respect of interest on such class on the immediately preceding Distribution Date; and (2) interest on such amount for the related accrual period at the applicable pass-through rate.

Current Interest—With respect to the Group I, Group II, Group III and Subordinate Certificates and any Distribution Date, the amount of interest accruing at the applicable pass-through rate on the related certificate principal balance during the related accrual period; provided, that as to each class of Certificates the Current Interest will be reduced by a pro rata portion of any net interest shortfalls to the extent not covered by excess interest.

Maximum Interest Rate—With respect to any Distribution Date and the Group II and Group III Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Mortgage Loans in the related loan group as stated in the related mortgage notes minus the weighted average expense fee rate of the Mortgage Loans in the related loan group. For any Distribution Date and the Subordinate Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Mortgage Loans as stated in the related mortgage notes minus the weighted average expense fee rate of the Mortgage Loans.

Net Funds Cap—With respect to the Group II Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Mortgage Loans in the related loan group for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding accrual period.

With respect to the Group III Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Mortgage Loans in the related loan group for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding accrual period.

With respect to the Subordinate Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans for the immediately preceding Distribution Date, weighted, in each case, on the basis of the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans less the Certificate Principal Balance of the related Senior Certificates, multiplied by (b) a fraction, expressed as a percentage, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding accrual period.

Interest remittance amount

For any Distribution Date and the related loan group, generally the sum of (i) scheduled interest payments (other than payaheads) and advances on the Mortgage Loans in the related loan group for the related due period, the interest portion of payaheads previously received and intended for application in the related due period and the interest portion of all payoffs (net of payoff interest for such Distribution Date) and curtailments received on the Mortgage Loans during the related prepayment period, less (x) the applicable expense fees with respect to such Mortgage Loans and (y) unreimbursed advances and other amounts due to the Servicer and the Trustee with respect to such Mortgage Loans, to the extent allocable to interest, (ii) compensating interest, (iii) the portion of any substitution adjustment amount and purchase price paid with respect to such Mortgage Loans during the related due period, in each case allocable to interest and amounts paid in connection with an optional termination, up to the amount of the interest portion of the par value for the related loan group and (iv) net liquidation proceeds and subsequent recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the Mortgage Loans in the related loan group during the related due period, to the extent allocable to interest.

Optimal Interest Remittance Amount

For any Distribution Date, the Optimal Interest Remittance Amount will be equal to the excess of (i) the product of (1) (x) the weighted average net mortgage rates of the Group I, Group II and Group III Mortgage Loans as of the first day of the related due period minus, with respect to the Group I Mortgage Loans, [0.47]%, divided by (y) 12 and (2) the aggregate loan balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the interest remittance amount that did not arise as a result of a default or delinquency of the Group I, Group II and Group III Mortgage Loans or were not taken into account in computing the expense fee rate.

Distributions of interest

The pass-through rates for the Group I, Group II, Group III and Subordinate Certificates are described on page 3 of this document.

With respect to the Group II, Group III and Subordinate Certificates, one-month LIBOR shall be determined by the Trustee on the second LIBOR business day preceding the commencement of each accrual period except with respect to the first accrual period for which the Underwriter will determine one-month LIBOR on or about November 24, 2004.

The amount of interest payable on each Distribution Date in respect of each class of the Group I, Group II, Group III and Subordinate Certificates will equal the sum of (1) Current Interest for such class on such Distribution Date and (2) any Carryforward Interest for such class and such Distribution Date.

With respect to each Distribution Date, to the extent that a Basis Risk Shortfall (described above) exists for any class of Group II, Group III and Subordinate Certificates, such class will be entitled to the amount of such Basis Risk Shortfall as described under "Distribution of monthly excess cashflow" below and from available amounts on deposit in the Basis Risk Shortfall Reserve Fund. The source of funds on deposit in the Basis Risk Shortfall Reserve Fund will be limited to cap payments made by the Cap Provider and amounts that would otherwise be paid on the Class X Certificates.

On each Distribution Date, the interest remittance amount for such Distribution Date will be paid in the following order of priority:

(1)   from the interest remittance amount for Group I, Group II and Group III, to the Senior Certificates, pro rata based on amounts due, Current Interest and Carryforward Interest for Class I-A, Class II-A, Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4 and Class III-A-5 Certificates and such Distribution Date, provided that:

(a)   the interest remittance amount for the Group I Mortgage Loans will be distributed in the following order of priority: (x) first, to the Class I-A Certificates, Current Interest and any Carryforward Interest for such class for such Distribution Date; and then (y) concurrently, to (1) the Class II-A Certificates and (2) to the Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4 and Class III-A-5 Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the interest remittance amount for the Group II Mortgage Loans and the interest remittance amount for the Group III Mortgage Loans on such Distribution Date;

(b)   the interest remittance amount for the Group II Mortgage Loans will be distributed in the following order of priority: (x) first, to the Class II-A Certificates, Current Interest and any Carryforward Interest for such class for such Distribution Date; and then (y) concurrently, to (1) the Class I-A Certificates and (2) to the Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4 and Class III-A-5 Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the interest remittance amount for the Group I Mortgage Loans and the interest remittance amount for the Group III Mortgage Loans on such Distribution Date;

(c) the interest remittance amount for the Group III Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4 and Class III-A-5 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date, on a pro rata basis, based on the entitlement of each such class; and then (y) concurrently, to (1) the Class I-A Certificates and (2) to the Class II-A Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the interest remittance amount for the Group I Mortgage Loans and the interest remittance amount for the Group II Mortgage Loans on such Distribution Date.

(2) first, from the interest remittance amount for Group III, then from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-1 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(3) first, from the interest remittance amount for Group III, then from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-2 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(4) first, from the interest remittance amount for Group III, then from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-3 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(5) first, from the interest remittance amount for Group III, then from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-4 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(6) for application as part of monthly excess cashflow for such Distribution Date, as described below, any interest remittance amount remaining after application pursuant to clauses (1) through (5) above (such amount, **"Monthly Excess Interest"**) for such Distribution Date.

Principal remittance amount

For any Distribution Date, the sum of (i) the scheduled principal payments on the Mortgage Loans due during the related due period, whether or not received on or prior to the related determination date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the pooling and servicing agreement) during the related prepayment period; (iii) the principal portion of all other unscheduled collections (other than payaheads), including insurance proceeds, condemnation proceeds, liquidation proceeds, subsequent recoveries and all full and partial principal prepayments, received during the related prepayment period, to the extent applied as recoveries of principal on the Mortgage Loans; and (iv) the principal portion of payaheads previously received on the Mortgage Loans and intended for application in the related due period.

Overcollateralization release amount

For any Distribution Date will be equal to the lesser of (x) the principal remittance amount for such Distribution Date and (y) the amount, if any, by which (1) the overcollateralization amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the principal remittance amount for such date is applied on such Distribution Date in reduction of the aggregate of the certificate principal balance of the Certificates, exceeds (2) the targeted overcollateralization amount for such Distribution Date.

Group I allocation amount

For any Distribution Date, the product of the senior principal payment amount for that Distribution Date and a fraction, the numerator of which is the principal remittance amount derived from Group I and the denominator of which is the principal remittance amount, in each case for that Distribution Date.

Group II allocation amount

For any Distribution Date, the product of the senior principal payment amount for that Distribution Date and a fraction, the numerator of which is the principal remittance amount derived from Group II and the denominator of which is the principal remittance amount, in each case for that Distribution Date.

Group III allocation amount

For any Distribution Date, the product of the senior principal payment amount for that Distribution Date and a fraction, the numerator of which is the principal remittance amount derived from Group III and the denominator of which is the principal remittance amount, in each case for that Distribution Date.

Principal payment amount

For any Distribution Date will be equal to the principal remittance amount for such Distribution Date minus the overcollateralization release amount, if any, for such Distribution Date.

Senior principal payment amount

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the aggregate certificate principal balance of the Senior Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [83.00]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-1 principal payment amount

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [91.70]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 principal payment amount

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates and the Class M-1 Certificates, in each case, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [94.70]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-3 principal payment amount

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1 and Class M-2 Certificates, in each case, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [96.60]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-4 principal payment amount

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2 and Class M-3 Certificates, in each case, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [98.00]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Distributions of principal

The principal payment amount will be paid on each Distribution Date as follows:

(1)   On each Distribution Date (a) prior to the stepdown date or (b) with respect to which a trigger event is in effect, the principal payment amount will be paid in the following order of priority:

        A)   i.   from the principal remittance amount derived from the Group I Mortgage Loans, to the Class I-A Certificates until its certificate principal balance has been reduced to zero;

                ii.   from the principal remittance amount derived from the Group II Mortgage Loans, to the Class II-A Certificates until its certificate principal balance has been reduced to zero; and

                iii.   from the principal remittance amount derived from the Group III Mortgage Loans, to the Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4 and Class III-A-5 Certificates, pro rata, until their certificate principal balances have been reduced to zero, with the exception that if a Group III Trigger Event is in effect, principal distributions to the Class III-A-4 and Class III-A-5 Certificates will be allocated first to the Class III-A-4 Certificates, until its certificate principal balance has been reduced to zero, and then to the Class III-A-5 Certificates, until its certificate principal balance has been reduced to zero.

        B)   i.   from the principal remittance amount for Group I remaining after the certificate principal balance of the Class I-A Certificates has been reduced to zero, to the Class II-A, Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4 and Class III-A-5 Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero, with the exception that if a Group III Trigger Event is in effect, principal distributions to the Class III-A-4 and Class III-A-5 Certificates will be allocated first to the Class III-A-4 Certificates, until its certificate principal balance has been reduced to zero, and then to the Class III-A-5 Certificates, until its certificate principal balance has been reduced to zero;

                ii.   from the principal remittance amount for Group II remaining after the certificate principal balance of the Class II-A Certificates has been reduced to zero, to the Class I-A, Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4 and Class III-A-5 Certificates, on a pro rata

basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero, with the exception that if a Group III Trigger Event is in effect, principal distributions to the Class III-A-4 and Class III-A-5 Certificates will be allocated first to the Class III-A-4 Certificates, until its certificate principal balance has been reduced to zero, and then to the Class III-A-5 Certificates, until its certificate principal balance has been reduced to zero; and

iii.   from the principal remittance amount for Group III remaining after the certificate principal balances of the Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4 and Class III-A-5 Certificates have been reduced to zero, to the Class I-A and Class II-A Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C)   to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

D)   to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

E)   to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

F)   to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero; and

G)   for application as part of monthly excess cashflow for such Distribution Date, as described below, any such principal payment amount remaining after application pursuant to clauses (A) through (F) above.

(2)   On each Distribution Date (a) on or after the stepdown date and (b) with respect to which a trigger event is not in effect, the principal payment amount will be paid in the following order of priority:

A)   i.   from the principal remittance amount for Group I, the Group I allocation amount to the Class I-A Certificates until its certificate principal balance has been reduced to zero;

      ii.   from the principal remittance amount for Group II, the Group II allocation amount to the Class II-A Certificates until its certificate principal balance has been reduced to zero; and

      iii.   from the principal remittance amount for Group III, the Group III allocation amount to the Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4 and Class III-A-5 Certificates, pro rata, until their certificate principal balances have been reduced to zero;

B)   i.   from the Group I allocation amount remaining after the certificate principal balance of the Class I-A Certificates has been reduced to zero, to the Class II-A, Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4 and Class III-A-5 Certificates, pro rata, based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

      ii.   from the Group II allocation amount remaining after the certificate principal balance of the Class II-A Certificates has been reduced to zero, to the Class I-A, Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4 and Class III-A-5 Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero; and

      iii.   from the Group III allocation amount remaining after the certificate principal balances of

the Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4 and Class III-A-5 Certificates have been reduced to zero, to the Class I-A and Class II-A Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C)   to the Class M-1 Certificates, the Class M-1 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

D)   to the Class M-2 Certificates, the Class M-2 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

E)   to the Class M-3 Certificates, the Class M-3 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

F)   to the Class M-4 Certificates, the Class M-4 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero; and

G)   for application as part of monthly excess cashflow for such Distribution Date, as described below, any such principal payment amount remaining after application pursuant to clauses (A) through (F) above.

Group I excess interest amount

For any Distribution Date, the product of the amount of monthly excess interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the principal remittance amount derived from Group I and the denominator of which is the principal remittance amount for Group I, Group II and Group III, in each case for that Distribution Date.

Group II excess interest amount

For any Distribution Date, the product of the amount of monthly excess interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the principal remittance amount derived from Group II and the denominator of which is the principal remittance amount for Group I, Group II and Group III, in each case for that Distribution Date.

Group III excess interest amount

For any Distribution Date, the product of the amount of monthly excess interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the principal remittance amount derived from Group III and the denominator of which is the principal remittance amount for Group I, Group II and Group III, in each case for that Distribution Date.

Distribution of monthly excess cashflow

On each Distribution Date, monthly excess cashflow will be distributed in the following order of priority:

(1)   A)   until the aggregate certificate principal balance of the Certificates equals the aggregate loan balance of the Mortgage Loans for such Distribution Date minus the targeted overcollateralization amount for such Distribution Date, on each Distribution Date (a) prior to the stepdown date or (b) with respect to which a trigger event is in effect, to the extent of monthly excess interest for such Distribution Date, to the Certificates, in the following order of priority:

i.   (a) the Group I excess interest amount in the following order of priority: (x) first, to the Class I-A Certificates, until its certificate principal balance is reduced to zero; and then (y)

concurrently, to (1) the Class II-A Certificates, (2) the Class III-A-1 Certificates, (3) the Class III-A-2 Certificates, (4) the Class III-A-3 Certificates, (5) the Class III-A-4 Certificates and (6) the Class III-A-5 Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero, with the exception that if a Group III Trigger Event is in effect, distributions pursuant to this clause (i)(a) to the Class III-A-4 and Class III-A-5 Certificates will be allocated first to the Class III-A-4 Certificates, until its certificate principal balance has been reduced to zero, and then to the Class III-A-5 Certificates, until its certificate principal balance has been reduced to zero;

(b) the Group II excess interest amount in the following order of priority: (x) first, to the Class II-A Certificates until its certificate principal balance is reduced to zero; and then (y) concurrently, to (1) the Class I-A Certificates, (2) the Class III-A-1 Certificates, (3) the Class III-A-2 Certificates, (4) the Class III-A-3 Certificates, (5) the Class III-A-4 Certificates and (6) the Class III-A-5 Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero, with the exception that if a Group III Trigger Event is in effect, distributions pursuant to this clause (i)(b) to the Class III-A-4 and Class III-A-5 Certificates will be allocated first to the Class III-A-4 Certificates, until its certificate principal balance has been reduced to zero, and then to the Class III-A-5 Certificates, until its certificate principal balance has been reduced to zero;

(c) the Group III excess interest amount in the following order of priority: (x) first, to the Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4 and Class III-A-5 Certificates on a pro rata basis based on their respective certificate principal balances, until their respective principal balances are reduced to zero, with the exception that if a Group III Trigger Event is in effect, distributions pursuant to this clause (i)(c) to the Class III-A-4 and Class III-A-5 Certificates will be allocated first to the Class III-A-4 Certificates, until its certificate principal balance has been reduced to zero, and then to the Class III-A-5 Certificates, until its certificate principal balance has been reduced to zero; and then (y) concurrently, to (1) the Class I-A Certificates and (2) the Class II-A Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

    ii.   to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

    iii.   to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

    iv.   to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

    v.   to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero; and

B)   on each Distribution Date on or after the stepdown date and with respect to which a trigger event is not in effect, to fund any principal distributions required to be made on such Distribution Date as set forth above, after giving effect to the distribution of the principal payment amount for such date, in accordance with the priorities set forth above in Section (2) under "Distributions of Principal";

(2)   to the Class III-A-3 Certificates and Class III-A-5 Certificates, any deferred amount for such class, on a pro rata basis, based on the amount due with respect to each such class;

(3)   to the Class M-1 Certificates, any deferred amount for such class;

(4)   to the Class M-2 Certificates, any deferred amount for such class;

(5)   to the Class M-3 Certificates, any deferred amount for such class;

(6)   to the Class M-4 Certificates, any deferred amount for such class;

(7)   to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class II-A, Class III-A-1, Class III-A-2, Class III-A-3, Class III-A-4 and Class III-A-5 Certificates, concurrently, any Basis Risk Shortfall for each such class, on a pro rata basis based on the entitlement of each such class; provided, however that any payments in respect of Basis Risk Shortfalls payable to the Class II-A Certificates and Class III-A-2 Certificates pursuant to this clause shall be determined after taking into account payments made from the Cap Provider under the Cap Agreements;

(8)   to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-1 Certificates, any Basis Risk Shortfall for such class;

(9)   to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-2 Certificates, any Basis Risk Shortfall for such class;

(10)   to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-3 Certificates, any Basis Risk Shortfall for such class;

(11)   to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-4 Certificates, any Basis Risk Shortfall for such class;

(12)   to the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and

(13)   to the Class R Certificates, any remaining amount, as appropriate. It is not anticipated that any amounts will be distributed to the Class R Certificates under this clause (13).

PRICE/YIELD TABLES*

Class I-A Certificates – Run to the earlier of balloon at weighted average reset (month 56) or 10% call

Initial Coupon: 4.785%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-24	4.444	4.414	4.394	4.373	4.339	4.314	4.274	4.199	4.105	3.828
100-25	4.432	4.402	4.382	4.360	4.324	4.299	4.258	4.180	4.084	3.799
100-26	4.421	4.390	4.369	4.346	4.310	4.284	4.242	4.162	4.063	3.770
100-27	4.410	4.378	4.356	4.333	4.296	4.269	4.226	4.144	4.042	3.741
100-28	4.399	4.366	4.344	4.320	4.282	4.254	4.210	4.126	4.021	3.712
100-29	4.388	4.354	4.331	4.307	4.268	4.239	4.194	4.107	4.000	3.684
100-30	4.376	4.342	4.319	4.294	4.253	4.224	4.178	4.089	3.979	3.655
100-31	4.365	4.330	4.306	4.280	4.239	4.209	4.162	4.071	3.958	3.626
101-00	4.354	4.318	4.293	4.267	4.225	4.195	4.145	4.053	3.937	3.597
101-01	4.343	4.306	4.281	4.254	4.211	4.180	4.129	4.034	3.916	3.568
101-02	4.332	4.294	4.268	4.241	4.197	4.165	4.113	4.016	3.895	3.539
101-03	4.321	4.282	4.256	4.228	4.182	4.150	4.097	3.998	3.874	3.510
101-04	4.310	4.270	4.243	4.215	4.168	4.135	4.081	3.980	3.853	3.481
101-05	4.298	4.258	4.231	4.201	4.154	4.120	4.065	3.962	3.833	3.453
101-06	4.287	4.247	4.218	4.188	4.140	4.105	4.049	3.944	3.812	3.424
101-07	4.276	4.235	4.206	4.175	4.126	4.091	4.033	3.925	3.791	3.395
101-08	4.265	4.223	4.193	4.162	4.112	4.076	4.017	3.907	3.770	3.366
WAL	**3.08**	**2.85**	**2.71**	**2.58**	**2.39**	**2.27**	**2.10**	**1.84**	**1.58**	**1.12**
Principal Window	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - May09	Dec04 - Mar08

Class I-A Certificates - Run to balloon at the weighted average reset (month 56)

Initial Coupon: 4.785%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-24	4.444	4.414	4.394	4.373	4.339	4.314	4.274	4.199	4.109	3.868
100-25	4.432	4.402	4.382	4.360	4.324	4.299	4.258	4.180	4.089	3.841
100-26	4.421	4.390	4.369	4.346	4.310	4.284	4.242	4.162	4.068	3.813
100-27	4.410	4.378	4.356	4.333	4.296	4.269	4.226	4.144	4.047	3.785
100-28	4.399	4.366	4.344	4.320	4.282	4.254	4.210	4.126	4.026	3.757
100-29	4.388	4.354	4.331	4.307	4.268	4.239	4.194	4.107	4.005	3.730
100-30	4.376	4.342	4.319	4.294	4.253	4.224	4.178	4.089	3.984	3.702
100-31	4.365	4.330	4.306	4.280	4.239	4.209	4.162	4.071	3.964	3.674
101-00	4.354	4.318	4.293	4.267	4.225	4.195	4.145	4.053	3.943	3.646
101-01	4.343	4.306	4.281	4.254	4.211	4.180	4.129	4.034	3.922	3.619
101-02	4.332	4.294	4.268	4.241	4.197	4.165	4.113	4.016	3.901	3.591
101-03	4.321	4.282	4.256	4.228	4.182	4.150	4.097	3.998	3.881	3.563
101-04	4.310	4.270	4.243	4.215	4.168	4.135	4.081	3.980	3.860	3.536
101-05	4.298	4.258	4.231	4.201	4.154	4.120	4.065	3.962	3.839	3.508
101-06	4.287	4.247	4.218	4.188	4.140	4.105	4.049	3.944	3.818	3.481
101-07	4.276	4.235	4.206	4.175	4.126	4.091	4.033	3.925	3.798	3.453
101-08	4.265	4.223	4.193	4.162	4.112	4.076	4.017	3.907	3.777	3.426
WAL	**3.08**	**2.85**	**2.71**	**2.58**	**2.39**	**2.27**	**2.10**	**1.84**	**1.60**	**1.18**
Principal Window	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09

*LIBOR_1MO	1.867
LIBOR_6MO	2.204
LIBOR_1YR	2.444
CMT_1YR	2.181

DISCOUNT MARGIN TABLES*

Class II-A Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	40.0	40.0	40.0	40.0	40.0	40.0	40.0	40.0	40.0	40.0

	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
WAL	4.81	4.02	3.62	3.27	2.85	2.61	2.31	1.90	1.58	1.12
Principal Window	Dec04 - Aug17	Dec04 - Aug15	Dec04 - Aug14	Dec04 - Sep13	Dec04 - Aug12	Dec04 - Dec11	Dec04 - Mar11	Dec04 - Feb10	Dec04 - May09	Dec04 - Mar08

Class II-A Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	42.3	42.5	42.6	42.7	42.8	42.9	42.9	43.1	43.2	42.8

	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
WAL	5.19	4.36	3.93	3.56	3.10	2.85	2.52	2.08	1.73	1.21
Principal Window	Dec04 - Dec29	Dec04 - May27	Dec04 - Aug25	Dec04 - Jan24	Dec04 - Nov21	Dec04 - Aug20	Dec04 - Dec18	Dec04 - Sep16	Dec04 - Dec14	Dec04 - Jun12

Class III-A-1 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	40.0	40.0	40.0	40.0	40.0	40.0	40.0	40.0	40.0	40.0

	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
WAL	4.78	4.00	3.60	3.26	2.84	2.60	2.30	1.89	1.58	1.12
Principal Window	Dec04 - Aug17	Dec04 - Aug15	Dec04 - Aug14	Dec04 - Sep13	Dec04 - Aug12	Dec04 - Dec11	Dec04 - Mar11	Dec04 - Feb10	Dec04 - May09	Dec04 - Mar08

Class III-A-1 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	42.2	42.5	42.5	42.6	42.7	42.9	42.9	43.1	43.1	42.7

	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
WAL	5.15	4.33	3.90	3.54	3.09	2.83	2.51	2.07	1.73	1.21
Principal Window	Dec04 - Nov29	Dec04 - Apr27	Dec04 - Jul25	Dec04 - Dec23	Dec04 - Oct21	Dec04 - Aug20	Dec04 - Dec18	Dec04 - Sep16	Dec04 - Dec14	Dec04 - May12

Class III-A-2 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	37.5	37.5	37.5	37.5	37.5	37.5	37.5	37.5	37.5	37.5

	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
WAL	4.78	4.00	3.60	3.26	2.84	2.60	2.30	1.89	1.58	1.12
Principal Window	Dec04 - Aug17	Dec04 - Aug15	Dec04 - Aug14	Dec04 - Sep13	Dec04 - Aug12	Dec04 - Dec11	Dec04 - Mar11	Dec04 - Feb10	Dec04 - May09	Dec04 - Mar08

Class III-A-2 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	39.6	39.8	39.9	40.0	40.1	40.2	40.2	40.4	40.4	40.0

	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
WAL	5.15	4.33	3.90	3.54	3.09	2.83	2.51	2.07	1.73	1.21
Principal Window	Dec04 - Nov29	Dec04 - Apr27	Dec04 - Jul25	Dec04 - Dec23	Dec04 - Oct21	Dec04 - Aug20	Dec04 - Dec18	Dec04 - Sep16	Dec04 - Dec14	Dec04 - May12

*LIBOR_1MO	1.867
LIBOR_6MO	2.204
LIBOR_1YR	2.444
CMT_1YR	2.181

DISCOUNT MARGIN TABLES* (continued)

Class III-A-3 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0

	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
WAL	4.78	4.00	3.60	3.26	2.84	2.60	2.30	1.89	1.58	1.12
Principal Window	Dec04 - Aug17	Dec04 - Aug15	Dec04 - Aug14	Dec04 - Sep13	Dec04 - Aug12	Dec04 - Dec11	Dec04 - Mar11	Dec04 - Feb10	Dec04 - May09	Dec04 - Mar08

Class III-A-3 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	47.5	47.8	47.8	48.0	48.1	48.2	48.3	48.5	48.5	48.0

	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
WAL	5.15	4.33	3.90	3.54	3.09	2.83	2.51	2.07	1.73	1.21
Principal Window	Dec04 - Nov29	Dec04 - Apr27	Dec04 - Jul25	Dec04 - Dec23	Dec04 - Oct21	Dec04 - Aug20	Dec04 - Dec18	Dec04 - Sep16	Dec04 - Dec14	Dec04 - May12

Class III-A-4 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	39.0	39.0	39.0	39.0	39.0	39.0	39.0	39.0	39.0	39.0

	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
WAL	4.78	4.00	3.60	3.26	2.84	2.60	2.30	1.89	1.58	1.12
Principal Window	Dec04 - Aug17	Dec04 - Aug15	Dec04 - Aug14	Dec04 - Sep13	Dec04 - Aug12	Dec04 - Dec11	Dec04 - Mar11	Dec04 - Feb10	Dec04 - May09	Dec04 - Mar08

Class III-A-4 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	41.2	41.4	41.5	41.6	41.7	41.8	41.8	42.0	42.1	41.6

	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
WAL	5.15	4.33	3.90	3.54	3.09	2.83	2.51	2.07	1.73	1.21
Principal Window	Dec04 - Nov29	Dec04 - Apr27	Dec04 - Jul25	Dec04 - Dec23	Dec04 - Oct21	Dec04 - Aug20	Dec04 - Dec18	Dec04 - Sep16	Dec04 - Dec14	Dec04 - May12

Class III-A-5 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	47.0	47.0	47.0	47.0	47.0	47.0	47.0	47.0	47.0	47.0

	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
WAL	4.78	4.00	3.60	3.26	2.84	2.60	2.30	1.89	1.58	1.12
Principal Window	Dec04 - Aug17	Dec04 - Aug15	Dec04 - Aug14	Dec04 - Sep13	Dec04 - Aug12	Dec04 - Dec11	Dec04 - Mar11	Dec04 - Feb10	Dec04 - May09	Dec04 - Mar08

Class III-A-5 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	49.6	49.9	50.0	50.1	50.2	50.3	50.4	50.6	50.7	50.2

	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
WAL	5.15	4.33	3.90	3.54	3.09	2.83	2.51	2.07	1.73	1.21
Principal Window	Dec04 - Nov29	Dec04 - Apr27	Dec04 - Jul25	Dec04 - Dec23	Dec04 - Oct21	Dec04 - Aug20	Dec04 - Dec18	Dec04 - Sep16	Dec04 - Dec14	Dec04 - May12

*LIBOR_1MO	1.867
LIBOR_6MO	2.204
LIBOR_1YR	2.444
CMT_1YR	2.181

DISCOUNT MARGIN TABLES* (continued)

Class M-1 Certificates – Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	60.0	60.0	60.0	60.0	60.0	60.0	60.0	60.0	60.0	60.0
WAL	8.46	7.09	6.39	5.80	5.13	4.77	4.38	3.94	3.73	3.32
Principal Window	Dec08 - Aug17	Apr08 - Aug15	Dec07 - Aug14	Dec07 - Sep13	Dec07 - Aug12	Jan08 - Dec11	Jan08 - Mar11	Feb08 - Feb10	Mar08 - May09	Mar08 - Mar08

Class M-1 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	62.5	62.7	62.8	62.9	62.9	63.0	62.9	62.9	62.6	67.9
WAL	9.03	7.60	6.85	6.22	5.50	5.12	4.69	4.20	3.95	3.97
Principal Window	Dec08 - Jun23	Apr08 - Oct20	Dec07 - May19	Dec07 - Feb18	Dec07 - Jun16	Jan08 - Aug15	Jan08 - Jun14	Feb08 - Nov12	Mar08 - Sep11	May08 - Dec09

Class M-2 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	110.0	110.0	110.0	110.0	110.0	110.0	110.0	110.0	110.0	110.0
WAL	8.46	7.09	6.39	5.80	5.11	4.75	4.35	3.85	3.58	3.32
Principal Window	Dec08 - Aug17	Apr08 - Aug15	Dec07 - Aug14	Dec07 - Sep13	Dec07 - Aug12	Dec07 - Dec11	Dec07 - Mar11	Jan08 - Feb10	Jan08 - May09	Mar08 - Mar08

Class M-2 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	111.1	111.2	111.2	111.3	111.3	111.4	111.3	111.3	111.1	111.8
WAL	8.71	7.32	6.59	5.98	5.27	4.90	4.48	3.97	3.67	3.45
Principal Window	Dec08 - Feb20	Apr08 - Nov17	Dec07 - Aug16	Dec07 - Jul15	Dec07 - Mar14	Dec07 - Jun13	Dec07 - Jul12	Jan08 - Apr11	Jan08 - Apr10	Mar08 - Dec08

Class M-3 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	145.0	145.0	145.0	145.0	145.0	145.0	145.0	145.0	145.0	145.0
WAL	8.28	6.95	6.25	5.67	5.00	4.64	4.23	3.76	3.46	3.24
Principal Window	Dec08 - Aug17	Apr08 - Aug15	Dec07 - Aug14	Dec07 - Sep13	Dec07 - Aug12	Dec07 - Dec11	Dec07 - Mar11	Dec07 - Feb10	Jan08 - May09	Jan08 - Mar08

Class M-3 Certificates - Run to maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	145.0	145.0	145.0	145.0	145.0	145.0	145.0	145.0	145.0	145.0
WAL	8.29	6.95	6.25	5.67	5.00	4.65	4.23	3.76	3.46	3.24
Principal Window	Dec08 - Dec17	Apr08 - Nov15	Dec07 - Nov14	Dec07 - Dec13	Dec07 - Oct12	Dec07 - Feb12	Dec07 - May11	Dec07 - Apr10	Jan08 - Jun09	Jan08 - Apr08

*LIBOR_1MO	1.867
LIBOR_6MO	2.204
LIBOR_1YR	2.444
CMT_1YR	2.181

DISCOUNT MARGIN TABLES* (continued)

Class M-4 Certificates - Run to 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	190.0	190.0	190.0	190.0	190.0	190.0	190.0	190.0	190.0	190.0
WAL	7.53	6.30	5.66	5.13	4.52	4.21	3.84	3.41	3.17	3.13
Principal Window	Dec08 - Aug15	Apr08 - Dec13	Dec07 - Jan13	Dec07 - Apr12	Dec07 - May11	Dec07 - Oct10	Dec07 - Feb10	Dec07 - Apr09	Dec07 - Aug08	Dec07 - Jan08

Class M-4 Certificates – Run to Maturity

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
100-00	190.0	190.0	190.0	190.0	190.0	190.0	190.0	190.0	190.0	190.0
WAL	7.53	6.30	5.66	5.13	4.52	4.21	3.84	3.41	3.17	3.13
Principal Window	Dec08 - Aug15	Apr08 - Dec13	Dec07 - Jan13	Dec07 - Apr12	Dec07 - May11	Dec07 - Oct10	Dec07 - Feb10	Dec07 - Apr09	Dec07 - Aug08	Dec07 - Jan08

*LIBOR_1MO	1.867
LIBOR_6MO	2.204
LIBOR_1YR	2.444
CMT_1YR	2.181

NET FUNDS CAP *

Group II Net Funds Cap (applicable to the Group II Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-Dec-04	25	6.35	7.61	37	25-Dec-07	30	10.02	10.02
2	25-Jan-05	31	6.35	6.14	38	25-Jan-08	31	10.02	9.69
3	25-Feb-05	31	6.35	6.14	39	25-Feb-08	31	10.03	9.71
4	25-Mar-05	28	6.35	6.80	40	25-Mar-08	29	10.29	10.64
5	25-Apr-05	31	6.35	6.14	41	25-Apr-08	31	10.42	10.08
6	25-May-05	30	6.35	6.35	42	25-May-08	30	10.42	10.42
7	25-Jun-05	31	6.35	6.14	43	25-Jun-08	31	10.42	10.08
8	25-Jul-05	30	6.35	6.35	44	25-Jul-08	30	10.43	10.43
9	25-Aug-05	31	6.35	6.14	45	25-Aug-08	31	10.43	10.10
10	25-Sep-05	31	6.35	6.14	46	25-Sep-08	31	10.56	10.22
11	25-Oct-05	30	6.35	6.35	47	25-Oct-08	30	10.65	10.65
12	25-Nov-05	31	6.35	6.14	48	25-Nov-08	31	10.65	10.31
13	25-Dec-05	30	6.35	6.35	49	25-Dec-08	30	10.65	10.65
14	25-Jan-06	31	6.35	6.14	50	25-Jan-09	31	10.65	10.31
15	25-Feb-06	31	6.35	6.14	51	25-Feb-09	31	10.65	10.31
16	25-Mar-06	28	6.35	6.80	52	25-Mar-09	28	10.73	11.49
17	25-Apr-06	31	6.35	6.14	53	25-Apr-09	31	10.75	10.41
18	25-May-06	30	6.35	6.35	54	25-May-09	30	10.75	10.75
19	25-Jun-06	31	6.36	6.15	55	25-Jun-09	31	10.75	10.41
20	25-Jul-06	30	6.36	6.36	56	25-Jul-09	30	10.75	10.75
21	25-Aug-06	31	6.44	6.24	57	25-Aug-09	31	10.81	10.46
22	25-Sep-06	31	7.21	6.98	58	25-Sep-09	31	11.36	10.99
23	25-Oct-06	30	8.07	8.07	59	25-Oct-09	30	11.76	11.76
24	25-Nov-06	31	8.22	7.96	60	25-Nov-09	31	11.80	11.42
25	25-Dec-06	30	8.22	8.22	61	25-Dec-09	30	11.80	11.80
26	25-Jan-07	31	8.22	7.96	62	25-Jan-10	31	11.80	11.42
27	25-Feb-07	31	8.24	7.98	63	25-Feb-10	31	11.80	11.42
28	25-Mar-07	28	8.47	9.07	64	25-Mar-10	28	11.81	12.65
29	25-Apr-07	31	8.67	8.39	65	25-Apr-10	31	11.81	11.43
30	25-May-07	30	8.70	8.70	66	25-May-10	30	11.81	11.81
31	25-Jun-07	31	8.70	8.42	67	25-Jun-10	31	11.81	11.43
32	25-Jul-07	30	8.72	8.72	68	25-Jul-10	30	11.81	11.81
33	25-Aug-07	31	8.75	8.47	69	25-Aug-10	31	11.81	11.43
34	25-Sep-07	31	9.50	9.19	70	25-Sep-10	31	11.81	11.43
35	25-Oct-07	30	9.98	9.98	71	25-Oct-10	30	11.81	11.81
36	25-Nov-07	31	10.01	9.69	72	25-Nov-10	31	11.81	11.43***

*Assumes each underlying collateral index remains constant at 20.00% beginning in period two and pricing speed of 25.00% CPR.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.43%.

NET FUNDS CAP *

Group III Net Funds Cap (applicable to the Group III Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-Dec-04	25	6.40	7.68	37	25-Dec-07	30	10.15	10.15
2	25-Jan-05	31	6.40	6.20	38	25-Jan-08	31	10.16	9.83
3	25-Feb-05	31	6.40	6.20	39	25-Feb-08	31	10.17	9.84
4	25-Mar-05	28	6.40	6.86	40	25-Mar-08	29	10.34	10.70
5	25-Apr-05	31	6.40	6.20	41	25-Apr-08	31	10.50	10.16
6	25-May-05	30	6.40	6.40	42	25-May-08	30	10.52	10.52
7	25-Jun-05	31	6.40	6.20	43	25-Jun-08	31	10.52	10.18
8	25-Jul-05	30	6.40	6.40	44	25-Jul-08	30	10.52	10.52
9	25-Aug-05	31	6.40	6.20	45	25-Aug-08	31	10.54	10.20
10	25-Sep-05	31	6.40	6.20	46	25-Sep-08	31	10.62	10.28
11	25-Oct-05	30	6.40	6.40	47	25-Oct-08	30	10.68	10.68
12	25-Nov-05	31	6.40	6.20	48	25-Nov-08	31	10.68	10.34
13	25-Dec-05	30	6.40	6.40	49	25-Dec-08	30	10.68	10.68
14	25-Jan-06	31	6.40	6.20	50	25-Jan-09	31	10.68	10.34
15	25-Feb-06	31	6.40	6.20	51	25-Feb-09	31	10.68	10.34
16	25-Mar-06	28	6.40	6.86	52	25-Mar-09	28	10.69	11.46
17	25-Apr-06	31	6.40	6.20	53	25-Apr-09	31	10.70	10.36
18	25-May-06	30	6.41	6.41	54	25-May-09	30	10.70	10.70
19	25-Jun-06	31	6.41	6.21	55	25-Jun-09	31	10.71	10.37
20	25-Jul-06	30	6.43	6.43	56	25-Jul-09	30	10.73	10.73
21	25-Aug-06	31	6.53	6.31	57	25-Aug-09	31	10.85	10.50
22	25-Sep-06	31	7.29	7.06	58	25-Sep-09	31	11.36	10.99
23	25-Oct-06	30	8.30	8.30	59	25-Oct-09	30	11.67	11.67
24	25-Nov-06	31	8.51	8.24	60	25-Nov-09	31	11.68	11.31
25	25-Dec-06	30	8.51	8.51	61	25-Dec-09	30	11.68	11.68
26	25-Jan-07	31	8.51	8.24	62	25-Jan-10	31	11.68	11.31
27	25-Feb-07	31	8.54	8.26	63	25-Feb-10	31	11.68	11.31
28	25-Mar-07	28	8.78	9.40	64	25-Mar-10	28	11.68	12.52
29	25-Apr-07	31	9.03	8.74	65	25-Apr-10	31	11.68	11.31
30	25-May-07	30	9.08	9.08	66	25-May-10	30	11.68	11.68
31	25-Jun-07	31	9.09	8.79	67	25-Jun-10	31	11.68	11.31
32	25-Jul-07	30	9.12	9.12	68	25-Jul-10	30	11.68	11.68
33	25-Aug-07	31	9.17	8.88	69	25-Aug-10	31	11.68	11.31
34	25-Sep-07	31	9.66	9.35	70	25-Sep-10	31	11.68	11.31
35	25-Oct-07	30	10.11	10.11	71	25-Oct-10	30	11.68	11.68
36	25-Nov-07	31	10.15	9.83	72	25-Nov-10	31	11.68	11.31***

*Assumes each underlying collateral index remains constant at 20.00% beginning in period two and pricing speed of 25.00% CPR.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.31%.

NET FUNDS CAP *

Subordinate Net Funds Cap (applicable to the Subordinate Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-Dec-04	25	6.12	7.34	37	25-Dec-07	30	9.16	9.16
2	25-Jan-05	31	6.12	5.92	38	25-Jan-08	31	9.17	8.87
3	25-Feb-05	31	6.12	5.92	39	25-Feb-08	31	9.18	8.88
4	25-Mar-05	28	6.12	6.55	40	25-Mar-08	29	9.33	9.65
5	25-Apr-05	31	6.12	5.92	41	25-Apr-08	31	9.46	9.15
6	25-May-05	30	6.12	6.12	42	25-May-08	30	9.47	9.47
7	25-Jun-05	31	6.12	5.92	43	25-Jun-08	31	9.47	9.16
8	25-Jul-05	30	6.12	6.12	44	25-Jul-08	30	9.47	9.47
9	25-Aug-05	31	6.12	5.92	45	25-Aug-08	31	9.48	9.18
10	25-Sep-05	31	6.12	5.92	46	25-Sep-08	31	9.56	9.25
11	25-Oct-05	30	6.12	6.12	47	25-Oct-08	30	9.62	9.62
12	25-Nov-05	31	6.12	5.92	48	25-Nov-08	31	9.62	9.31
13	25-Dec-05	30	6.12	6.12	49	25-Dec-08	30	9.62	9.62
14	25-Jan-06	31	6.12	5.92	50	25-Jan-09	31	9.62	9.31
15	25-Feb-06	31	6.12	5.92	51	25-Feb-09	31	9.62	9.31
16	25-Mar-06	28	6.12	6.55	52	25-Mar-09	28	9.64	10.33
17	25-Apr-06	31	6.12	5.92	53	25-Apr-09	31	9.65	9.34
18	25-May-06	30	6.12	6.12	54	25-May-09	30	9.69	9.69
19	25-Jun-06	31	6.13	5.93	55	25-Jun-09	31	9.76	9.44
20	25-Jul-06	30	6.14	6.14	56	25-Jul-09	30	10.06	10.06
21	25-Aug-06	31	6.21	6.01	57	25-Aug-09	31	10.35	10.01
22	25-Sep-06	31	6.84	6.62	58	25-Sep-09	31	10.92	10.57
23	25-Oct-06	30	7.63	7.63	59	25-Oct-09	30	11.36	11.36
24	25-Nov-06	31	7.79	7.54	60	25-Nov-09	31	11.40	11.03
25	25-Dec-06	30	7.79	7.79	61	25-Dec-09	30	11.40	11.40
26	25-Jan-07	31	7.79	7.54	62	25-Jan-10	31	11.40	11.03
27	25-Feb-07	31	7.81	7.56	63	25-Feb-10	31	11.40	11.03
28	25-Mar-07	28	8.00	8.57	64	25-Mar-10	28	11.40	12.21
29	25-Apr-07	31	8.20	7.93	65	25-Apr-10	31	11.40	11.03
30	25-May-07	30	8.24	8.24	66	25-May-10	30	11.40	11.40
31	25-Jun-07	31	8.24	7.98	67	25-Jun-10	31	11.40	11.04
32	25-Jul-07	30	8.26	8.26	68	25-Jul-10	30	11.41	11.41
33	25-Aug-07	31	8.30	8.04	69	25-Aug-10	31	11.41	11.04
34	25-Sep-07	31	8.75	8.47	70	25-Sep-10	31	11.41	11.05
35	25-Oct-07	30	9.13	9.13	71	25-Oct-10	30	11.42	11.42
36	25-Nov-07	31	9.16	8.87	72	25-Nov-10	31	11.42	11.05***

*Assumes each underlying collateral index remains constant at 20.00% beginning in period two and pricing speed of 25.00% CPR.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.05%.

COLLATERAL DETAILS – GROUPS I, II & III

Mortgage Programs

GROUP I

Program	Percentage by Aggregate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
5/1 CMT............	0.48%	$351,500.00	5.375%	57	2.750%	2.000%	2.000%	6.000%
5/1 LIBOR.........	8.95%	$6,586,212.96	5.447%	56	2.366%	4.166%	2.000%	5.210%
5/6 LIBOR.........	90.57%	$66,671,401.57	5.511%	56	2.533%	5.185%	1.175%	5.246%
Total:...............	100.00%	$73,609,114.53	5.505%	56	2.519%	5.079%	1.253%	5.247%

GROUP II

Program	Percentage by Aggregate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
2/6 LIBOR.........	55.57%	$45,874,615.67	6.685%	22	3.737%	3.374%	1.000%	5.524%
3/1 LIBOR.........	1.77%	$1,461,952.02	5.987%	33	3.096%	2.309%	2.000%	5.691%
3/6 LIBOR.........	22.79%	$18,818,376.33	6.170%	33	2.958%	3.457%	1.152%	5.546%
5/1 LIBOR.........	1.71%	$1,415,727.29	6.871%	57	2.610%	5.000%	2.000%	5.000%
5/6 LIBOR.........	18.15%	$14,984,310.38	6.893%	57	3.107%	5.147%	1.089%	5.170%
Total:...............	100.00%	$82,554,981.69	6.596%	32	3.414%	3.724%	1.086%	5.459%

GROUP III

Program	Percentage by Aggregate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
2/6 LIBOR.........	64.13%	$157,291,647.58	6.741%	22	3.841%	3.280%	1.007%	5.377%
3/1 LIBOR.........	1.79%	$4,396,288.41	6.229%	33	2.568%	2.988%	2.000%	5.257%
3/6 LIBOR.........	14.63%	$35,886,601.55	6.324%	33	2.629%	3.198%	1.049%	5.158%
5/1 LIBOR.........	3.37%	$8,258,940.00	6.528%	57	2.355%	5.000%	1.978%	5.000%
5/6 LIBOR.........	16.08%	$39,439,991.19	6.673%	57	2.711%	5.034%	1.039%	5.057%
Total:...............	100.00%	$245,273,468.72	6.653%	30	3.409%	3.603%	1.069%	5.279%

GROUPS I-III

Program	Percentage by Aggregate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
2/6 LIBOR........	50.61%	$203,166,263.24	6.728%	22	3.817%	3.301%	1.005%	5.410%
3/1 LIBOR........	1.46%	$5,858,240.43	6.168%	33	2.700%	2.819%	2.000%	5.365%
3/6 LIBOR........	13.63%	$54,704,977.88	6.271%	33	2.742%	3.287%	1.084%	5.292%
5/1 CMT..........	0.09%	$351,500.00	5.375%	57	2.750%	2.000%	2.000%	6.000%
5/1 LIBOR........	4.05%	$16,260,880.24	6.120%	56	2.382%	4.662%	1.989%	5.085%
5/6 LIBOR........	30.17%	$121,095,703.15	6.061%	57	2.662%	5.131%	1.120%	5.175%
Total:..............	100.00%	$401,437,564.94	6.430%	35	3.247%	3.898%	1.106%	5.310%

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
4.001 - 4.250...................	0.00	0.00	0.05	0.03
4.251 - 4.500...................	2.92	2.91	0.00	1.13
4.501 - 4.750...................	4.33	0.54	0.21	1.03
4.751 - 5.000...................	6.79	2.47	0.59	2.11
5.001 - 5.250...................	8.57	1.97	1.63	2.97
5.251 - 5.500...................	27.85	2.54	2.56	7.20
5.501 - 5.750...................	23.03	4.40	5.59	8.54
5.751 - 6.000...................	26.51	6.42	10.13	12.37
6.001 - 6.250...................	0.00	11.89	12.62	10.16
6.251 - 6.500...................	0.00	14.04	16.24	12.81
6.501 - 6.750...................	0.00	10.36	12.60	9.83
6.751 - 7.000...................	0.00	16.46	12.19	10.83
7.001 - 7.250...................	0.00	8.04	7.60	6.30
7.251 - 7.500...................	0.00	7.14	6.98	5.73
7.501 - 7.750...................	0.00	6.12	4.61	4.08
7.751 - 8.000...................	0.00	1.28	2.89	2.03
8.001 - 8.250...................	0.00	0.93	1.23	0.94
8.251 - 8.500...................	0.00	1.75	1.17	1.08
8.501 - 8.750...................	0.00	0.00	0.76	0.46
8.751 - 9.000...................	0.00	0.72	0.30	0.33
9.001 - 9.250...................	0.00	0.00	0.05	0.03
Total:...........................	100.00	100.00	100.00	100.00
Minimum:.......................	4.375	4.375	4.125	4.125
Maximum:.......................	5.875	9.000	9.250	9.250
Weighted Average:.............	5.505	6.596	6.653	6.430

Current Net Mortgage Rates

Range of Net Current Mortgage Rates (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
3.751 - 4.000....................	0.00	0.00	0.05	0.03
4.001 - 4.250....................	2.92	2.91	0.00	1.13
4.251 - 4.500....................	4.33	0.54	0.21	1.03
4.501 - 4.750....................	6.79	2.47	0.59	2.11
4.751 - 5.000....................	8.57	1.97	1.63	2.97
5.001 - 5.250....................	27.85	2.54	2.56	7.20
5.251 - 5.500....................	23.03	4.40	5.59	8.54
5.501 - 5.750....................	26.51	6.42	10.13	12.37
5.751 - 6.000....................	0.00	11.89	12.62	10.16
6.001 - 6.250....................	0.00	14.04	16.24	12.81
6.251 - 6.500....................	0.00	10.36	12.60	9.83
6.501 - 6.750....................	0.00	16.46	12.19	10.83
6.751 - 7.000....................	0.00	8.04	7.60	6.30
7.001 - 7.250....................	0.00	7.14	6.98	5.73
7.251 - 7.500....................	0.00	6.12	4.61	4.08
7.501 - 7.750....................	0.00	1.28	2.89	2.03
7.751 - 8.000....................	0.00	0.93	1.23	0.94
8.001 - 8.250....................	0.00	1.75	1.17	1.08
8.251 - 8.500....................	0.00	0.00	0.76	0.46
8.501 - 8.750....................	0.00	0.72	0.30	0.33
8.751 - 9.000....................	0.00	0.00	0.05	0.03
Total:..............................	100.00	100.00	100.00	100.00
Minimum:........................	4.125	4.125	3.875	3.875
Maximum:........................	5.625	8.750	9.000	9.000
Weighted Average:.............	5.255	6.346	6.403	6.180

Principal Balances at Origination

Range of Principal Balance at Origination ($)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
25,000.01 - 50,000.00..........	0.12	0.00	0.28	0.20
50,000.01 - 75,000.00..........	0.45	0.00	1.37	0.92
75,000.01 - 100,000.00........	1.05	0.00	3.84	2.54
100,000.01 - 125,000.00......	3.56	0.00	7.39	5.17
125,000.01 - 150,000.00......	5.65	0.00	8.97	6.52
150,000.01 - 175,000.00......	7.32	0.00	8.67	6.64
175,000.01 - 200,000.00......	5.85	0.00	11.83	8.30
200,000.01 - 225,000.00......	8.10	0.00	8.74	6.82
225,000.01 - 250,000.00......	7.45	0.00	8.89	6.80
250,000.01 - 275,000.00......	6.06	0.00	9.43	6.87
275,000.01 - 350,000.00......	22.20	5.79	22.65	19.10
350,000.01 - 450,000.00......	12.51	35.02	6.33	13.36
450,000.01 - 550,000.00......	4.64	18.49	1.62	5.64
550,000.01 - 650,000.00......	5.73	20.54	0.00	5.28
650,000.01 - 750,000.00......	0.98	5.09	0.00	1.23
750,000.01 - 850,000.00......	0.00	5.83	0.00	1.20
850,000.01 - 950,000.00......	0.00	4.44	0.00	0.91
≥950,000.01....................	8.33	4.78	0.00	2.51
Total:..........................	100.00	100.00	100.00	100.00
Minimum:.......................	42,000.00	333,900.00	37,600.00	37,600.00
Maximum:......................	1,500,000.00	1,000,000.00	520,000.00	1,500,000.00
Weighted Average:.............	255,337.54	491,560.05	190,509.91	230,244.41

Cut-off Date Principal Balances

Range of Cut-off Date Principal Balance ($)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
25,000.01 - 50,000.00..........	0.12	0.00	0.28	0.20
50,000.01 - 75,000.00..........	0.45	0.00	1.37	0.92
75,000.01 - 100,000.00........	1.05	0.00	3.80	2.52
100,000.01 - 125,000.00.......	3.56	0.00	7.43	5.19
125,000.01 - 150,000.00.......	5.65	0.00	8.97	6.52
150,000.01 - 175,000.00.......	7.32	0.00	8.60	6.60
175,000.01 - 200,000.00.......	5.85	0.00	11.82	8.29
200,000.01 - 225,000.00.......	8.10	0.00	8.73	6.82
225,000.01 - 250,000.00.......	7.11	0.00	8.98	6.79
250,000.01 - 275,000.00.......	6.40	0.00	9.43	6.93
275,000.01 - 350,000.00.......	22.20	5.79	22.79	19.19
350,000.01 - 450,000.00.......	12.51	35.02	6.18	13.27
450,000.01 - 550,000.00.......	4.64	18.49	1.62	5.64
550,000.01 - 650,000.00.......	5.73	20.54	0.00	5.28
650,000.01 - 750,000.00.......	0.98	5.09	0.00	1.23
750,000.01 - 850,000.00.......	0.00	5.83	0.00	1.20
850,000.01 - 950,000.00.......	0.00	4.44	0.00	0.91
≥950,000.01.....................	8.33	4.78	0.00	2.51
Total:...........................	100.00	100.00	100.00	100.00
Minimum:........................	41,870.90	333,567.60	37,600.00	37,600.00
Maximum:........................	1,442,500.00	999,998.33	519,604.32	1,442,500.00
Weighted Average:..............	253,824.53	491,398.70	190,429.71	229,918.42

Original Terms

Range of Original Terms (months)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
360...............................	100.00	100.00	100.00	100.00
Total:...........................	100.00	100.00	100.00	100.00
Minimum:........................	360	360	360	360
Maximum:........................	360	360	360	360
Weighted Average:..............	360	360	360	360

Stated Remaining Terms

Range of Stated Remaining Terms (months)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
300-360.............................	100.00	100.00	100.00	100.00
Total:.............................	100.00	100.00	100.00	100.00
Minimum:.........................	353	354	323	323
Maximum:.........................	359	359	359	359
Weighted Average:..............	356	357	357	357

Months Since Origination

Months Since Origination	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
1......................................	2.13	5.14	5.98	5.10
2......................................	17.87	40.51	42.30	37.45
3......................................	16.49	49.29	42.97	39.41
4-6...................................	59.58	5.06	8.24	17.00
7-9...................................	3.93	0.00	0.45	1.00
≥13..................................	0.00	0.00	0.06	0.04
Total:.............................	100.00	100.00	100.00	100.00
Minimum:.........................	1	1	1	1
Maximum:.........................	7	6	37	37
Weighted Average:..............	4	3	3	3

Original Interest Only Term

Original Interest Only Term (months)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
0	38.43	37.11	47.66	43.80
6	0.23	0.81	0.00	0.21
24	0.00	22.09	23.93	19.17
36	0.00	13.61	9.09	8.35
60	36.68	13.61	13.75	17.92
120	24.67	12.77	5.57	10.55
Total:	100.00	100.00	100.00	100.00
Minimum:	0	0	0	0
Maximum:	120	120	120	120
Weighted Average:	84	54	46	55

Prepay Penalty Original Terms

Prepay Penalty Original Term (months)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
0	86.94	55.98	64.56	66.90
6	0.42	5.57	1.27	2.00
12	3.32	12.30	3.28	5.14
24	2.69	16.78	28.10	21.11
30	0.22	0.00	0.00	0.04
36	4.11	8.89	2.52	4.12
60	2.30	0.47	0.27	0.68
Total:	100.00	100.00	100.00	100.00
Minimum:	0	0	0	0
Maximum:	60	60	60	60
Weighted Average:	31	21	23	23

Credit Scores

Range of Credit Scores	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
NO FICO............................	0.00	0.00	0.09	0.05
1 - 580.............................	0.00	0.00	0.17	0.10
601 - 620..........................	0.48	2.91	1.74	1.75
621 - 640..........................	4.19	7.73	9.14	7.95
641 - 660..........................	6.00	17.89	10.66	11.29
661 - 680..........................	9.77	12.40	18.66	15.74
681 - 700..........................	17.52	24.21	16.12	18.04
701 - 720..........................	18.43	12.35	14.18	14.58
721 - 740..........................	12.96	8.49	11.36	11.07
741 - 760..........................	14.14	7.29	8.48	9.28
761 - 780..........................	10.38	2.86	6.07	6.20
781 - 800..........................	5.32	3.86	2.99	3.60
801 - 820..........................	0.81	0.00	0.34	0.36
Total:............................	100.00	100.00	100.00	100.00
Minimum:.........................	611	620	527	527
Maximum:.........................	803	799	811	811
Non-zero Weighted Average:.	715	690	696	698

Original Loan-to-Value Ratios

Range of Original LTV (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
≤50.000	5.31	1.51	1.21	2.02
50.01 - 55.00	6.20	0.00	0.91	1.69
55.01 - 60.00	5.78	1.27	1.07	1.97
60.01 - 65.00	5.66	2.00	1.59	2.42
65.01 - 70.00	11.33	18.68	9.31	11.61
70.01 - 75.00	8.60	8.53	8.44	8.49
75.01 - 80.00	48.79	54.58	62.54	58.38
80.01 - 85.00	3.30	0.95	1.22	1.54
85.01 - 90.00	3.77	8.61	6.66	6.53
90.01 - 95.00	1.27	3.86	7.06	5.34
Total:	100.00	100.00	100.00	100.00
Minimum:	23.92	43.75	18.84	18.84
Maximum:	95.00	95.00	95.00	95.00
Weighted Average:	72.87	77.77	79.00	77.60

Documentation Type

Documentation Type	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
Full (I-A)	33.47	7.82	20.34	20.17
Reduced with VOA (A-SI)	28.68	43.03	31.59	33.40
Reduced with VOI (I-NA)	0.00	0.47	0.49	0.39
No Ratio (A-NI)	16.36	20.95	18.63	18.69
None (NI-NA)	15.90	16.44	19.29	18.08
Stated/Stated with Vvoe (S-S)	5.60	11.30	9.66	9.25
Total:	100.00	100.00	100.00	100.00

Loan Purpose

Loan Purpose	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
Purchase.............................	58.63	71.62	76.85	72.43
Rate/Term Refi.....................	14.63	4.75	6.64	7.72
Cash Out/ Equity Refi...........	26.74	23.63	16.51	19.85
Total:..............................	100.00	100.00	100.00	100.00

Occupancy Status

Occupancy Status	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
Owner-Occupied...................	84.74	87.84	70.35	76.58
Second Home......................	3.77	3.33	2.37	2.83
Investor.............................	11.49	8.82	27.28	20.59
Total:..............................	100.00	100.00	100.00	100.00

Property Type

Property Type	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
Single Family Residence...........	65.09	69.42	51.35	57.59
2-Family.............................	6.62	7.36	10.63	9.22
3-Family.............................	3.29	2.13	10.78	7.63
4-Family.............................	1.06	0.00	4.74	3.09
Townhouse..........................	1.21	0.44	1.38	1.15
PUD	13.63	15.04	13.18	13.64
Condo............................. .	8.81	5.60	7.71	7.48
Co-op................................	0.28	0.00	0.23	0.19
Total:..............................	100.00	100.00	100.00	100.00

Geographic Distribution

Geographic Distribution	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
Massachusetts	14.09	8.23	15.25	13.59
California	12.99	21.40	9.14	12.37
New Jersey	21.04	10.74	8.81	11.45
New York	7.84	21.32	7.93	10.66
Virginia	1.86	9.14	9.82	8.22
Maryland	6.46	5.65	8.25	7.38
Florida	5.60	5.83	7.53	6.83
Michigan	1.64	3.17	5.08	4.06
Nevada	3.03	3.22	3.24	3.20
Connecticut	5.14	1.49	1.97	2.45
Other	20.31	9.82	22.98	19.78
Total:	100.00	100.00	100.00	100.00

Months to Next Rate Adjustment

Months to Next Rate Adjustment Date	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
12 - 23	0.00	55.57	64.19	50.65
24 - 35	0.00	24.57	16.42	15.09
36 - 59	100.00	19.87	19.39	34.27
Total:	100.00	100.00	100.00	100.00
Minimum:	53	18	15	15
Maximum:	59	59	59	59
Weighted Average:	56	32	30	35

First Periodic Rate Caps

Range of First Periodic Rate Caps (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
0.751 - 1.000........................	0.00	0.00	0.05	0.03
1.751 - 2.000........................	2.97	1.22	0.46	1.08
2.751 - 3.000........................	1.89	67.17	70.72	57.37
3.751 - 4.000........................	0.00	0.00	0.07	0.04
4.751 - 5.000........................	74.59	21.21	25.30	33.50
5.751 - 6.000........................	20.55	10.40	3.39	7.98
Total:...............................	100.00	100.00	100.00	100.00
Minimum:...........................	2.000	2.000	1.000	1.000
Maximum:...........................	6.000	6.000	6.000	6.000
Weighted Average:................	5.079	3.724	3.603	3.898

Subsequent Periodic Rate Caps

Range of Subsequent Periodic Rate Caps (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
0.751 - 1.000........................	74.74	91.42	93.13	89.41
1.751 - 2.000........................	25.26	8.58	6.87	10.59
Total:...............................	100.00	100.00	100.00	100.00
Minimum:...........................	1.000	1.000	1.000	1.000
Maximum:...........................	2.000	2.000	2.000	2.000
Weighted Average:................	1.250	1.086	1.069	1.106

Lifetime Rate Caps

Range of Lifetime Rate Caps (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
4.751 - 5.000....................	75.32	58.48	72.14	69.92
5.751 - 6.000....................	24.68	40.79	27.86	29.93
11.751 - 12.000.................	0.00	0.73	0.00	0.15
Total:............................	100.00	100.00	100.00	100.00
Minimum:........................	5.000	5.000	5.000	5.000
Maximum:........................	6.000	12.000	6.000	12.000
Weighted Average:..............	5.247	5.459	5.279	5.310

Gross Margin

Range of Gross Margins (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
1.751 - 2.000....................	0.00	0.00	0.07	0.04
2.001 - 2.250....................	63.04	19.37	26.62	31.80
2.251 - 2.500....................	9.29	2.37	3.47	4.31
2.501 - 2.750....................	9.55	9.40	4.26	6.29
2.751 - 3.000....................	4.54	7.10	5.19	5.46
3.001 - 3.250....................	6.97	7.74	8.00	7.76
3.251 - 3.500....................	3.90	11.35	9.12	8.62
3.501 - 3.750....................	0.28	9.36	8.81	7.36
3.751 - 4.000....................	0.87	8.85	5.94	5.61
4.001 - 4.250....................	0.38	5.63	3.00	3.06
4.251 - 4.500....................	0.00	10.53	16.18	12.05
4.501 - 4.750....................	0.00	2.33	2.28	1.87
4.751 - 5.000....................	1.18	3.39	5.00	3.97
5.001 - 5.250....................	0.00	1.01	0.12	0.28
5.251 - 5.500....................	0.00	1.58	1.94	1.51
Total:............................	100.00	100.00	100.00	100.00
Minimum:........................	2.250	2.250	1.875	1.875
Maximum:........................	5.000	5.500	5.500	5.500
Weighted Average:..............	2.519	3.414	3.409	3.247

Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
1.751 - 2.000........................	0.00	0.00	0.07	0.04
2.001 - 2.250........................	54.02	15.28	25.31	28.51
2.251 - 2.500........................	8.36	2.37	2.76	3.70
2.501 - 2.750........................	8.89	8.92	3.64	5.69
2.751 - 3.000........................	7.22	7.10	5.04	5.87
3.001 - 3.250........................	11.81	8.22	8.96	9.33
3.251 - 3.500........................	6.40	12.44	10.15	9.93
3.501 - 3.750........................	0.86	10.08	8.98	7.72
3.751 - 4.000........................	0.87	8.85	6.26	5.80
4.001 - 4.250........................	0.38	6.26	3.20	3.31
4.251 - 4.500........................	0.00	11.44	16.25	12.28
4.501 - 4.750........................	0.00	3.06	2.16	1.95
4.751 - 5.000........................	1.18	3.39	5.09	4.02
5.001 - 5.250........................	0.00	1.01	0.20	0.33
5.251 - 5.500........................	0.00	1.58	1.94	1.51
Total:............................	100.00	100.00	100.00	100.00
Minimum:........................	2.250	2.250	1.875	1.875
Maximum:........................	5.000	5.500	5.500	5.500
Weighted Average:................	2.617	3.492	3.442	3.301

Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
9.251 - 9.500......................	2.92	1.56	0.00	0.86
9.501 - 9.750......................	2.56	0.00	0.21	0.60
9.751 - 10.000....................	4.32	0.44	0.59	1.24
10.001 - 10.250...................	7.76	0.61	1.25	2.31
10.251 - 10.500...................	17.80	1.35	1.96	4.74
10.501 - 10.750...................	22.18	1.66	4.57	7.20
10.751 - 11.000...................	22.03	7.24	7.49	10.10
11.001 - 11.250...................	0.80	8.69	9.89	7.97
11.251 - 11.500...................	10.05	12.46	12.76	12.20
11.501 - 11.750...................	2.62	9.20	10.19	8.60
11.751 - 12.000...................	6.96	10.95	12.45	11.13
12.001 - 12.250...................	0.00	9.79	8.87	7.44
12.251 - 12.500...................	0.00	7.59	9.33	7.26
12.501 - 12.750...................	0.00	8.96	5.76	5.36
12.751 - 13.000...................	0.00	6.73	3.43	3.48
13.001 - 13.250...................	0.00	3.01	2.17	1.94
13.251 - 13.500...................	0.00	4.75	2.27	2.37
13.501 - 13.750...................	0.00	1.60	2.37	1.78
13.751 - 14.000...................	0.00	2.00	2.04	1.66
14.001 - 14.250...................	0.00	0.00	1.01	0.61
14.251 - 14.500...................	0.00	0.68	0.62	0.52
14.501 - 14.750...................	0.00	0.00	0.67	0.41
14.751 - 15.000...................	0.00	0.00	0.09	0.06
18.001 - 18.250...................	0.00	0.73	0.00	0.15
Total:..............................	100.00	100.00	100.00	100.00
Minimum:.........................	9.375	9.375	9.625	9.375
Maximum:........................	11.875	18.250	15.000	18.250
Weighted Average:..............	10.752	12.055	11.931	11.740

Contacts

ARMs DESK

Contact	Phone	Fax	Email
Brett Marvin *Managing Director*	212-667-1888	646-587-1888	bmarvin@us.nomura.com
Brian Murphy *Vice President*	212-667-1888	646-587-8960	brmurphy@us.nomura.com

STRUCTURING

Contact	Phone	Fax	Email
Hong Zhang *Assistant Vice President*	212-667-9118	646-587-9118	hozhang@us.nomura.com

COLLATERAL

Contact	Phone	Fax	Email
John Lo *Assistant Vice President*	212-667-1398	646-587-1398	jlo@us.nomura.com

TRANSACTION MANAGEMENT

Contact	Phone	Fax	Email
Jeane Leschak *Vice President*	212-667-2316	646-587-9212	jleschak@us.nomura.com
Susan Becka *Assistant Vice President*	212-667-9701	646-587-9701	sbecka@us.nomura.com

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2004-AR3
Issuer

Nomura Asset Acceptance Corporation,
Depositor

GMAC Mortgage Corporation
Servicer

The collateral information contained herein reflects the anticipated November 1, 2004 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be less than that shown below.

	CREDIT SCORE						Total:
	601 - 640	641 - 680	681 - 720	721 - 760	761 - 800	801 - 840	
Current Mortgage Rate*	6.90%	7.24%	7.05%	6.87%	6.71%	6.31%	7.00%
Current Net Mortgage Rate*	6.65%	6.99%	6.80%	6.62%	6.46%	6.06%	6.75%
Cut-off Date Mortgage Loan Principal Balance	$ 3,068,173.75	$ 17,138,799.63	$ 20,163,079.45	$ 19,225,412.09	$ 6,903,150.38	$ 417,000.00	$ 66,915,615.30
Cut-off Date Average Mortgage Loan Principal Balance	$ 180,480.81	$ 169,691.09	$ 161,304.64	$ 158,887.70	$ 168,369.52	$ 208,500.00	$ 164,411.83
Mortgage Loan Count	17	101	125	121	41	2	407
Original Term (months)*	360	360	360	360	360	360	360
Months Since Origination*	3	2	3	3	3	2	3
Stated Remaining Term (months)*	357	358	357	357	357	358	357
Mortgage Loans with Interest Only Terms	34.35%	44.05%	45.33%	50.05%	54.01%	100.00%	47.09%
Mortgage Loans with Prepay Penalty Terms	38.50%	51.72%	37.62%	37.70%	44.23%	0.00%	41.74%
Credit Score*	628	667	698	737	774	810	707
Original Loan to Value Ratio*	75.32%	79.59%	78.51%	78.95%	78.94%	79.99%	78.82%
Original Loan to Value Ratio Over 80% Without MI*	0.00%	11.31%	7.08%	5.05%	5.81%	0.00%	7.08%
Documentation Type - FullAlternative	27.33%	33.23%	23.19%	31.65%	34.72%	75.06%	29.90%
Loan Purpose - PurchaseRate-Term	61.47%	84.21%	83.71%	91.07%	100.00%	100.00%	86.72%
Occupancy Type - PrimarySecond Home	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Property Type - Single Family ResidencePUD	61.35%	52.01%	46.15%	50.47%	57.36%	100.00%	51.08%
California Concentration	5.93%	10.53%	7.62%	4.53%	13.26%	0.00%	7.93%
Months to Next Rate Adjustment*	24	25	27	27	28	22	26
First Periodic Rate Cap*	3.098%	3.264%	3.332%	3.345%	3.451%	3.000%	3.318%
Subsequent Periodic Rate Cap*	1.049%	1.046%	1.061%	1.048%	1.052%	1.000%	1.051%
Lifetime Rate Cap*	5.430%	5.447%	5.383%	5.369%	5.357%	5.751%	5.397%
Margin*	3.635%	4.042%	3.727%	3.597%	3.551%	4.095%	3.750%
Net Margin*	3.385%	3.792%	3.477%	3.347%	3.301%	3.845%	3.500%
Minimum Mortgage Rate*	3.635%	4.063%	3.750%	3.643%	3.551%	4.095%	3.776%
Maximum Mortgage Rate*	12.335%	12.690%	12.436%	12.235%	12.067%	12.063%	12.398%

NAA-2004-AR3-X1 - Price/Yield - IA1

Balance		Contact Desk Delay	24
Coupon*	4.755	Dated	11/1/2004
Settle	11/30/2004	First Payment	12/25/2004

*Coupon: equals group I net wac - [0.50]%
RUN to earlier of balloon at the weighted average reset (month 56) / 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-24	4.414	4.385	4.365	4.343	4.309	4.285	4.245	4.170	4.076	3.800
100-25	4.403	4.373	4.352	4.330	4.295	4.270	4.229	4.151	4.055	3.771
100-26	4.392	4.361	4.339	4.317	4.281	4.255	4.213	4.133	4.034	3.742
100-27	4.380	4.349	4.327	4.304	4.267	4.240	4.197	4.115	4.013	3.713
100-28	4.369	4.337	4.314	4.291	4.252	4.225	4.180	4.096	3.992	3.684
100-29	4.358	4.325	4.302	4.277	4.238	4.210	4.164	4.078	3.971	3.655
100-30	4.347	4.313	4.289	4.264	4.224	4.195	4.148	4.060	3.950	3.626
100-31	4.336	4.301	4.277	4.251	4.210	4.180	4.132	4.042	3.929	3.598
101-00	4.325	4.289	4.264	4.238	4.196	4.165	4.116	4.024	3.908	3.569
101-01	4.313	4.277	4.251	4.225	4.181	4.150	4.100	4.005	3.887	3.540
101-02	4.302	4.265	4.239	4.211	4.167	4.136	4.084	3.987	3.866	3.511
101-03	4.291	4.253	4.226	4.198	4.153	4.121	4.068	3.969	3.846	3.482
101-04	4.280	4.241	4.214	4.185	4.139	4.106	4.052	3.951	3.825	3.453
101-05	4.269	4.229	4.201	4.172	4.125	4.091	4.036	3.933	3.804	3.425
101-06	4.258	4.217	4.189	4.159	4.111	4.076	4.020	3.915	3.783	3.396
101-07	4.247	4.205	4.176	4.146	4.097	4.061	4.004	3.896	3.762	3.367
101-08	4.236	4.193	4.164	4.133	4.083	4.047	3.988	3.878	3.741	3.338
Spread to N*	109.6	113.4	115.6	117.6	119.8	120.9	121.9	123.2	122.8	109.1
WAL	3.08	2.85	2.71	2.58	2.39	2.27	2.10	1.84	1.58	1.12
Mod Dur	2.7671	2.5728	2.4529	2.3386	2.1753	2.0715	1.9231	1.6939	1.4734	1.0678
Principal Window	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - May09	Dec04 - Mar08

LIBOR_1MO	1.91
LIBOR_6MO	2.201
LIBOR_1YR	2.423
CMT_1YR	2.174

N Mat	3MO	6MO	1YR	1.5YR	2YR	3YR	4YR	5YR
Yld	2.079	2.201	2.423	2.644	2.864	3.205	3.492	3.726

PRELIMINARY

NAA-2004-AR3-X1 - Price/Yield - IA1

Balance	Contact Desk	Delay	24
Coupon*	4.725	Dated	11/1/2004
Settle	11/30/2004	First Payment	12/25/2004

*Coupon: equals group I net wac - (0.53)%
RUN to earlier of balloon at the weighted average reset (month 56) / 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-24	4.384	4.355	4.335	4.314	4.280	4.255	4.216	4.140	4.047	3.772
100-25	4.373	4.343	4.323	4.301	4.266	4.240	4.200	4.122	4.026	3.743
100-26	4.362	4.331	4.310	4.288	4.251	4.225	4.183	4.104	4.005	3.714
100-27	4.351	4.319	4.297	4.274	4.237	4.211	4.167	4.086	3.984	3.685
100-28	4.340	4.307	4.285	4.261	4.223	4.196	4.151	4.067	3.963	3.656
100-29	4.328	4.295	4.272	4.248	4.209	4.181	4.135	4.049	3.942	3.627
100-30	4.317	4.283	4.260	4.235	4.195	4.166	4.119	4.031	3.921	3.598
100-31	4.306	4.271	4.247	4.222	4.180	4.151	4.103	4.013	3.900	3.569
101-00	4.295	4.259	4.234	4.208	4.166	4.136	4.087	3.995	3.880	3.540
101-01	4.284	4.247	4.222	4.195	4.152	4.121	4.071	3.976	3.859	3.512
101-02	4.273	4.235	4.209	4.182	4.138	4.106	4.055	3.958	3.838	3.483
101-03	4.262	4.223	4.197	4.169	4.124	4.092	4.039	3.940	3.817	3.454
101-04	4.251	4.212	4.184	4.156	4.110	4.077	4.023	3.922	3.796	3.425
101-05	4.239	4.200	4.172	4.143	4.096	4.062	4.007	3.904	3.775	3.396
101-06	4.228	4.188	4.159	4.129	4.081	4.047	3.991	3.886	3.754	3.368
101-07	4.217	4.176	4.147	4.116	4.067	4.032	3.975	3.866	3.733	3.339
101-08	4.206	4.164	4.134	4.103	4.053	4.017	3.959	3.849	3.713	3.310
Spread to N*	109.5	113.4	115.8	117.9	120.4	121.6	122.7	123.7	122.5	107.2
WAL	3.08	2.85	2.71	2.58	2.39	2.27	2.10	1.84	1.58	1.12
Mod Dura	2.7690	2.5745	2.4545	2.3401	2.1766	2.0727	1.9242	1.6949	1.4741	1.0682
Principal Window	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - May09	Dec04 - Mar08

LIBOR_1MO	1.889
LIBOR_6MO	2.200
LIBOR_1YR	2.418
CMT_1YR	2.147

N* Mat	3MO	6MO	1YR	1.5YR	2YR	3YR	4YR	5YR
Yld	2.070	2.200	2.419	2.621	2.825	3.177	3.458	3.692

Additional information is available upon request. The material contained herein is preliminary and based on sources which we believe to be reliable, but it is not complete, and we do not represent that it is accurate. It is not to be considered as an offer to sell or solicitation of an offer to buy any securities. All material set forth is subject to change without notice. These materials are provided for informational purposes only, and are intended solely for your use and may not be quoted, circulated or otherwise referred to without our express consent. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final offering circular for any securities actually sold to you. Nomura Securities International, Inc. and certain of its affiliates (collectively, Nomura) may have a position in the securities referenced herein and may make purchases from and/or sales to customers either as principal or as agent for another person. In addition, Nomura may act as an underwriter of such securities. Notwithstanding anything herein to the contrary, the asset information set forth herein may be based only on a sample of assets to be included in the trust on the closing date and not necessarily a statistically relevant sample. Although Nomura believes the asset information will be representative of the final pool, the asset characteristics may nonetheless vary. Accordingly, specific characteristics of the securities described herein may differ from those shown herein due to differences between the actual underlying assets or factor(s) and the hypothetical assets or factor(s) used in preparing these materials. Except as otherwise specified in the offering circular, the securities referenced herein may be sold in one or more negotiated transactions and at varying prices as determined by Nomura.

naa-2004-ar3-finalcomp-totie - Price/Yield - I-A

Balance	Contact Desk	Delay	24
Coupon*	4.785	Dated	11/1/2004
Settle	11/30/2004	First Payment	12/25/2004

*Coupon: equals group I net wac - [0.47]%

RUN to earlier of balloon at the weighted average reset (month 56) / 10% call

Price	5 CPR	10 CPR	25 CPR	50 CPR	55 CPR	60 CPR	65 CPR	70 CPR	75 CPR	80 CPR
100-24	4.527	4.488	4.339	3.828	3.685	3.529	3.356	3.155	2.923	2.647
100-25	4.518	4.478	4.324	3.799	3.652	3.491	3.313	3.107	2.867	2.584
100-26	4.510	4.469	4.310	3.770	3.619	3.453	3.271	3.058	2.812	2.521
100-27	4.501	4.459	4.296	3.741	3.586	3.416	3.228	3.010	2.757	2.458
100-28	4.492	4.449	4.282	3.712	3.553	3.378	3.185	2.961	2.702	2.395
100-29	4.484	4.439	4.268	3.684	3.520	3.341	3.143	2.913	2.647	2.333
100-30	4.475	4.429	4.253	3.655	3.487	3.303	3.100	2.865	2.593	2.270
100-31	4.466	4.419	4.239	3.626	3.454	3.265	3.058	2.817	2.538	2.207
101-00	4.457	4.409	4.225	3.597	3.421	3.228	3.016	2.769	2.483	2.145
101-01	4.449	4.400	4.211	3.568	3.388	3.191	2.973	2.720	2.428	2.082
101-02	4.440	4.390	4.197	3.539	3.355	3.153	2.931	2.672	2.374	2.020
101-03	4.431	4.380	4.182	3.510	3.322	3.116	2.889	2.624	2.319	1.957
101-04	4.423	4.370	4.168	3.481	3.289	3.078	2.846	2.576	2.264	1.895
101-05	4.414	4.360	4.154	3.453	3.256	3.041	2.804	2.528	2.210	1.832
101-06	4.405	4.351	4.140	3.424	3.223	3.004	2.762	2.480	2.155	1.770
101-07	4.397	4.341	4.126	3.395	3.190	2.966	2.720	2.432	2.101	1.708
101-08	4.388	4.331	4.112	3.366	3.158	2.929	2.677	2.385	2.046	1.645
WAL	4.00	3.51	2.39	1.12	0.98	0.86	0.75	0.66	0.58	0.50
Mod Durn	3.54	3.13	2.17	1.07	0.93	0.82	0.73	0.64	0.56	0.49
rincipal Window	DecO4 - Jul09	DecO4 - Jul09	DecO4 - Jul09	DecO4 - Mar08	DecO4 - Oct07	DecO4 - May07	DecO4 - Feb07	DecO4 - Oct06	DecO4 - Jul06	DecO4 - May06

LIBOR_1MO	1.867
LIBOR_6MO	2.204
LIBOR_1YR	2.444
CMT_1YR	2.181

PRELIMINARY

naa-2004-ar3-(f version) - Price/Yield - I-A

Balance	Contact Desk	Delay	24
Coupon*	4.785	Dated	11/1/2004
Settle	11/30/2004	First Payment	12/25/2004

*Coupon: equals group I net wac - [0.47]%

RUN to earlier of balloon at the weighted average reset (month 56) / 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-24	4.444	4.414	4.394	4.373	4.339	4.314	4.274	4.199	4.105	3.828
100-25	4.432	4.402	4.382	4.360	4.324	4.299	4.258	4.180	4.084	3.799
100-26	4.421	4.390	4.369	4.346	4.310	4.284	4.242	4.162	4.063	3.770
100-27	4.410	4.378	4.356	4.333	4.296	4.269	4.226	4.144	4.042	3.741
100-28	4.399	4.366	4.344	4.320	4.282	4.254	4.210	4.126	4.021	3.712
100-29	4.388	4.354	4.331	4.307	4.268	4.239	4.194	4.107	4.000	3.684
100-30	4.376	4.342	4.319	4.294	4.253	4.224	4.178	4.089	3.979	3.655
100-31	4.365	4.330	4.306	4.280	4.239	4.209	4.162	4.071	3.958	3.626
101-00	4.354	4.318	4.293	4.267	4.225	4.195	4.145	4.053	3.937	3.597
101-01	4.343	4.306	4.281	4.254	4.211	4.180	4.129	4.034	3.916	3.568
101-02	4.332	4.294	4.268	4.241	4.197	4.165	4.113	4.016	3.895	3.539
101-03	4.321	4.282	4.256	4.228	4.182	4.150	4.097	3.998	3.874	3.510
101-04	4.310	4.270	4.243	4.215	4.168	4.135	4.081	3.980	3.853	3.481
101-05	4.298	4.258	4.231	4.201	4.154	4.120	4.065	3.962	3.833	3.453
101-06	4.287	4.247	4.218	4.188	4.140	4.105	4.049	3.944	3.812	3.424
101-07	4.276	4.235	4.206	4.175	4.126	4.091	4.033	3.925	3.791	3.395
101-08	4.265	4.223	4.193	4.162	4.112	4.076	4.017	3.907	3.770	3.366
WAL	3.08	2.85	2.71	2.58	2.39	2.27	2.10	1.84	1.58	1.12
Principal Window	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - May09	Dec04 - Mar08

LIBOR_1MO	1.867
LIBOR_6MO	2.204
LIBOR_1YR	2.444
CMT_1YR	2.181

PRELIMINARY

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2004-AR3
Issuer
Nomura Asset Acceptance Corporation,
Depositor
GMAC Mortgage Corporation
Servicer

The collateral information contained herein reflects the anticipated November 1, 2004 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be less than that shown below.

NAAC 2004 AR-3 GROUPS I-III

FICO	Percent of Mortgage Pool	COUNT		BALANCE	LTV	FICO
<= 0	0.05	2	S	211,315.90	70	0
1 - 580	0.1	2	S	420,155.79	86.66	531
601 - 620	1.75	27	S	7,017,890.51	78.88	620
621 - 640	7.95	135	S	31,898,346.77	78.15	631
641 - 660	11.29	181	S	45,330,730.85	76.46	651
661 - 680	15.74	282	S	63,183,299.53	78.85	671
681 - 700	18.04	287	S	72,433,866.48	77.28	690
701 - 720	14.58	251	S	58,527,702.75	77.15	711
721 - 740	11.07	211	S	44,421,514.96	77.92	730
741 - 760	9.28	178	S	37,236,878.29	77.39	750
761 - 780	6.2	118	S	24,894,474.65	76.89	769
781 - 800	3.6	65	S	14,433,331.37	78.34	788
801 - 820	0.36	7	S	1,428,057.10	74.3	805
Total:	**100**	**1746**	**$**	**401,437,564.94**	**77.6**	**698**

Occupancy Type	Percent of Mortgage Pool	COUNT		BALANCE	LTV	FICO
Owner-Occupied	76.58	1244	S	307,437,018.16	77.51	695
Second Home	2.83	46	S	11,342,147.37	77.55	707
Investor	20.59	456	S	82,658,399.41	77.96	710
Total:	**100**	**1746**	**$**	**401,437,564.94**	**77.6**	**698**

Property Type	Percent of Mortgage Pool	COUNT		BALANCE	LTV	FICO
Single Family Residence	57.59	1028	S	231,173,861.40	77.34	698
2-Family	9.22	137	S	37,019,549.26	77.93	691
3-Family	7.63	115	S	30,633,992.43	77.31	706
4-Family	3.09	46	S	12,409,441.57	76.87	696
Townhouse	1.15	25	S	4,628,400.34	80.15	704
PUD	13.64	226	S	54,772,739.60	78.23	699
Condo	7.48	163	S	30,027,256.02	78.39	698
Co-op	0.19	6	S	772,324.33	75.01	693
Total:	**100**	**1746**	**$**	**401,437,564.94**	**77.6**	**698**

IO Period	Percent of Mortgage Pool	COUNT		BALANCE	LTV	FICO
0	43.8	787	S	175,815,901.50	77.8	694
6	0.21	2	S	838,129.99	89.97	688
24	19.17	343	S	76,943,952.33	78.66	695
36	8.35	150	S	33,537,306.55	77.09	695
60	17.92	314	S	71,947,804.83	77.03	704
120	10.55	150	S	42,354,469.74	76.03	715
Total:	**100**	**1746**	**$**	**401,437,564.94**	**77.6**	**698**

NAAC 2004 AR-3 GROUPS I-II

FICO	Percent of Mortgage Pool	COUNT		BALANCE	LTV	FICO
<= 0	0.09	2	S	211,315.90	70	0
1 - 580	0.17	2	S	420,155.79	86.66	531
601 - 620	1.74	21	S	4,267,512.87	75.94	620
621 - 640	9.14	111	S	22,427,990.73	78.9	630
641 - 660	10.66	134	S	26,143,253.78	78.79	651
661 - 680	18.66	232	S	45,757,942.12	79.55	671
681 - 700	16.12	203	S	39,545,106.66	79.29	691
701 - 720	14.18	187	S	34,767,726.15	79.36	711
721 - 740	11.36	154	S	27,875,095.70	78.73	730
741 - 760	8.48	116	S	20,810,290.88	78.81	750
761 - 780	6.07	79	S	14,890,661.95	78.03	769
781 - 800	2.99	42	S	7,326,246.28	77.97	788
801 - 820	0.34	5	S	830,170.12	83	808
Total:	100	1288	S	245,273,468.72	79	696

Occupancy Type	Percent of Mortgage Pool	COUNT		BALANCE	LTV	FICO
Owner-Occupied	70.35	848	S	172,540,518.34	79.01	692
Second Home	2.37	33	S	5,817,335.08	80.72	701
Investor	27.28	407	S	66,915,615.30	78.82	707
Total:	100	1288	S	245,273,468.72	79	696

Property Type	Percent of Mortgage Pool	COUNT		BALANCE	LTV	FICO
Single Family Residence	51.35	722	S	125,946,639.57	79.39	696
2-Family	10.63	107	S	26,066,335.05	78.35	690
3-Family	10.78	104	S	26,452,544.33	77.16	705
4-Family	4.74	43	S	11,627,955.05	77.15	695
Townhouse	1.38	19	S	3,379,057.07	79.13	704
PUD	13.18	165	S	32,321,445.40	79.19	693
Condo	7.71	123	S	18,916,897.61	80.72	697
Co-op	0.23	5	S	562,594.65	75.01	675
Total:	100	1288	S	245,273,468.72	79	696

IO Period	Percent of Mortgage Pool	COUNT		BALANCE	LTV	FICO
0	47.66	612	S	116,897,996.50	78.86	692
24	23.93	308	S	58,705,571.81	78.93	697
36	9.09	130	S	22,300,489.72	78.17	704
60	13.75	177	S	33,713,754.49	79.94	699
120	5.57	61	S	13,655,656.20	79.48	706
Total:	100	1288	S	245,273,468.72	79	696

Nomura Asset Acceptance Corporation,

Alternative Loan Trust, Series 2004-AR3

Issuer

Nomura Asset Acceptance Corporation,

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated November 1, 2004 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be less than that shown below.

Investor Loans (Group III)				Credit Score			
	601 - 640	641 - 680	681 - 720	721 - 760	761 - 800	801 - 840	Total:
Share of Group III	1.25%	6.99%	8.22%	7.84%	2.81%	0.17%	27.28%
Share of This Selection	4.59%	25.61%	30.13%	28.73%	10.32%	0.62%	100.00%
Current Mortgage Rate*	6.904%	7.243%	7.053%	6.866%	6.710%	6.313%	7.001%
Current Net Mortgage Rate*	6.650%	6.990%	6.800%	6.620%	6.460%	6.060%	6.750%
Cut-off Date Mortgage Loan Principal Balance	$ 3,068,173.75	$ 17,138,799.63	$ 20,163,079.45	$ 19,225,412.09	$ 6,903,150.38	$ 417,000.00	$ 66,915,615.30
Cut-off Date Average Mortgage Loan Principle Balance	$ 180,480.81	$ 169,691.09	$ 161,304.64	$ 158,887.70	$ 168,369.52	$ 208,500.00	$ 164,411.83
Mortgage Loan Count	17	101	125	121	41	2	407
Original Term (Months)*	360	360	360	360	360	360	360
Months Since Origination*	3	2	3	3	3	2	3
Stated Remaining Term (Months)*	357	358	357	357	357	358	357
Mortgage Loans with Interest Only Terms	34.35%	44.05%	45.33%	50.05%	54.01%	100.00%	47.09%
Mortgage Loans with Prepay Penalty Terms	38.50%	51.72%	37.62%	37.70%	44.23%	0.00%	41.74%
Credit Score*	628	667	698	737	774	810	707
Original Loan to Value Ratio*	75.32%	79.59%	78.51%	78.95%	78.94%	79.99%	78.82%
Original Loan to Value Ratio Over 80% Without MI*	0.00%	11.31%	7.08%	5.05%	5.81%	0.00%	7.08%
Documentation Type - FullAlternative	27.33%	33.23%	23.19%	31.65%	34.72%	75.06%	29.90%
Loan Purpose - Purchase Rate - Term	61.47%	84.21%	83.71%	91.07%	100.00%	100.00%	86.72%
Occupancy Type - Primary Second Home	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Property Type - Single Family Residence PUD	61.35%	52.01%	46.15%	50.47%	57.36%	100.00%	51.08%
California Concentration	5.93%	10.53%	7.62%	4.53%	13.26%	0.00%	7.93%
Month to Next Rate Adjustment*	24	25	27	27	28	22	26
First Periodic Rate Cap*	3.098%	3.264%	3.332%	3.345%	3.451%	3.000%	3.318%
Subsequent Preiodic Rate Cap*	1.049%	1.046%	1.061%	1.048%	1.052%	1.000%	1.051%
Lifetime Rate Cap*	5.430%	5.447%	5.383%	5.369%	5.357%	5.751%	5.397%
Margin*	3.635%	4.042%	3.727%	3.597%	3.551%	4.095%	3.750%
Net Margin*	3.385%	3.792%	3.477%	3.347%	3.301%	3.845%	3.500%
Minimun Mortgage Rate*	3.635%	4.063%	3.750%	3.643%	3.551%	4.095%	3.776%
Maximun Mortgage Rate*	12.335%	12.690%	12.436%	12.235%	12.067%	12.063%	12.398%

Nomura Asset Acceptance Corporation,

Alternative Loan Trust, Series 2004-AR3

Issuer

Nomura Asset Acceptance Corporation,

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated November 1, 2004 scheduled balances and is indicative only. It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be less than that shown below.

Interests Only Lons (Group III)

	Credit Score						Total:
	601 - 640	641 - 680	681 - 720	721 - 760	761 - 800	801 - 840	
Share of Group III	5.04%	14.28%	15.92%	11.67%	5.21%	0.22%	52.34%
Share of This Selection	9.64%	27.29%	30.41%	22.30%	9.95%	0.41%	100.00%
Current Mortgage Rate*	6.845%	6.675%	6.594%	6.546%	6.401%	6.513%	6.610%
Current Net Mortgage Rate*	6.590%	6.430%	6.340%	6.300%	6.150%	6.260%	6.360%
Cut-off Date Mortgage Loan Principal Balance	$ 12,371,879.93	$ 35,032,405.27	$ 39,035,882.33	$ 28,626,892.76	$ 12,777,811.92	$ 530,600.00	$ 128,375,472.22
Cut-off Date Average Mortgage Loan Principle Balance	$ 196,379.05	$ 196,811.27	$ 185,885.15	$ 184,689.63	$ 190,713.61	$ 176,866.67	$ 189,904.54
Mortgage Loan Count	63	178	210	155	67	3	676
Original Term (Months)*	360	360	360	360	360	360	360
Months Since Origination*	2	2	3	3	3	2	3
Stated Remaining Term (Months)*	358	358	357	357	357	358	357
Mortgage Loans with Interest Only Terms	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Mortgage Loans with Prepay Penalty Terms	48.00%	44.00%	44.31%	34.54%	31.78%	0.00%	40.97%
Credit Score*	629	663	700	740	776	809	700
Original Loan to Value Ratio*	80.64%	79.09%	79.15%	78.82%	78.31%	79.99%	79.12%
Original Loan to Value Ratio Over 80% Without MI*	0.00%	2.76%	3.12%	1.08%	3.14%	0.00%	2.26%
Documentation Type - FullAlternative	30.93%	32.57%	21.71%	25.69%	28.13%	58.99%	27.24%
Loan Purpose - Purchase Rate - Term	77.49%	74.02%	86.11%	92.88%	90.99%	100.00%	84.03%
Occupancy Type - Primary Second Home	91.48%	78.45%	76.59%	66.39%	70.82%	21.41%	75.45%
Property Type - Single Family Residence PUD	76.36%	79.39%	70.45%	70.29%	71.94%	100.00%	73.69%
California Concentration	12.34%	12.57%	8.17%	7.19%	10.77%	0.00%	9.78%
Month to Next Rate Adjustment*	30	31	29	31	31	22	30
First Periodic Rate Cap*	3.567%	3.566%	3.649%	3.632%	3.702%	3.000%	3.617%
Subsequent Preiodic Rate Cap*	1.000%	1.022%	1.029%	1.070%	1.046%	1.000%	1.035%
Lifetime Rate Cap*	5.448%	5.393%	5.383%	5.341%	5.248%	5.804%	5.371%
Margin*	3.550%	3.392%	3.415%	3.300%	3.270%	4.181%	3.385%
Net Margin*	3.300%	3.142%	3.165%	3.050%	3.020%	3.931%	3.135%
Minimun Mortgage Rate*	3.561%	3.417%	3.446%	3.362%	3.285%	4.181%	3.418%
Maximun Mortgage Rate*	12.293%	12.069%	11.977%	11.888%	11.649%	12.317%	11.981%

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2004-AR3

Issuer

Nomura Asset Acceptance Corporation,

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated November 1, 2004 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be less than that shown below.

Interest Only Investor Loans (Group III)

	Credit Score						
	601 - 640	641 - 680	681 - 720	721 - 760	761 - 800	801 - 840	Total:
Share of Group III	0.43%	3.08%	3.73%	3.92%	1.52%	0.17%	12.85%
Share of This Selection	3.34%	23.96%	29.01%	30.54%	11.83%	1.32%	100.00%
Current Mortgage Rate*	7.875%	7.394%	7.183%	7.109%	6.639%	6.313%	7.158%
Current Net Mortgage Rate*	7.620%	7.140%	6.930%	6.860%	6.390%	6.060%	6.910%
Cut-off Date Mortgage Loan Principal Balance	$ 1,053,850.00	$ 7,550,198.78	$ 9,140,084.98	$ 9,622,200.00	$ 3,728,469.99	$ 417,000.00	$ 31,511,803.75
Cut-off Date Average Mortgage Loan Principle Balance	$ 175,641.67	$ 171,595.43	$ 175,770.87	$ 163,088.14	$ 169,475.91	$ 208,500.00	$ 170,334.07
Mortgage Loan Count	6	44	52	59	22	2	185
Original Term (Months)*	360	360	360	360	360	360	360
Months Since Origination*	2	2	2	3	3	2	3
Stated Remaining Term (Months)*	358	358	358	357	357	358	357
Mortgage Loans with Interest Only Terms	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Mortgage Loans with Prepay Penalty Terms	72.19%	70.57%	40.75%	47.30%	55.82%	0.00%	52.19%
Credit Score*	633	667	697	738	774	810	711
Original Loan to Value Ratio*	80.00%	79.67%	79.60%	78.88%	78.97%	79.99%	79.34%
Original Loan to Value Ratio Over 80% Without MI*	0.00%	7.04%	8.18%	3.23%	10.76%	0.00%	6.32%
Documentation Type - FullAlternative	20.49%	42.91%	26.58%	36.51%	45.98%	75.06%	36.26%
Loan Purpose - Purchase Rate - Term	75.33%	96.30%	86.43%	97.20%	100.00%	100.00%	93.50%
Occupancy Type - Primary Second Home	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Property Type - Single Family Residence PUD	100.00%	63.22%	42.54%	53.44%	58.00%	100.00%	55.33%
California Concentration	0.00%	15.20%	7.95%	5.79%	20.80%	0.00%	10.18%
Month to Next Rate Adjustment*	22	24	24	27	25	22	25
First Periodic Rate Cap*	3.000%	3.180%	3.154%	3.307%	3.318%	3.000%	3.219%
Subsequent Periodic Rate Cap*	1.000%	1.000%	1.000%	1.053%	1.022%	1.000%	1.019%
Lifetime Rate Cap*	6.000%	5.661%	5.536%	5.569%	5.487%	5.751%	5.589%
Margin*	4.500%	4.347%	3.818%	3.901%	3.840%	4.095%	3.899%
Net Margin*	4.250%	4.097%	3.566%	3.651%	3.590%	3.845%	3.749%
Minimun Mortgage Rate*	4.500%	4.347%	3.834%	3.952%	3.840%	4.095%	4.019%
Maximun Mortgage Rate*	13.875%	13.055%	12.719%	12.678%	12.126%	12.063%	12.747%

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2004-AR3
Issuer

Nomura Asset Acceptance Corporation,
Depositor

GMAC Mortgage Corporation
Servicer

The collateral information contained herein reflects the anticipated November 1, 2004 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be less than that shown below.

Interest Only Investor Loans (Group III)	601 - 640	641 - 680	681 - 720	CREDIT SCORE 721 - 760	761 - 800	801 - 840	Total:
Share of Group III	0.43%	3.08%	3.73%	3.92%	1.52%	0.17%	12.85%
Share of This Selection	3.34%	23.96%	29.01%	30.54%	11.83%	1.32%	100.00%
Current Mortgage Rate*	7.875%	7.394%	7.183%	7.109%	6.639%	6.313%	7.158%
Current Net Mortgage Rate*	7.620%	7.140%	6.930%	6.860%	6.390%	6.060%	6.910%
Cut-off Date Mortgage Loan Principal Balance	$ 1,053,850.00	$ 7,550,198.78	$ 9,140,084.98	$ 9,622,200.00	$ 3,728,469.99	$ 417,000.00	$ 31,511,803.75
Cut-off Date Average Mortgage Loan Principle Balance	$ 175,641.67	$ 171,595.43	$ 175,770.87	$ 163,088.14	$ 169,475.91	$ 208,500.00	$ 170,334.07
Mortgage Loan Count	6	44	52	59	22	2	185
Original Term (Months)*	360	360	360	360	360	360	360
Months Since Origination*	2	2	2	3	3	2	3
Stated Remaining Term (Months)*	358	358	358	357	357	358	357
Mortgage Loans with Interest Only Terms	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Mortgage Loans with Prepay Penalty Terms	72.19%	70.57%	40.75%	47.30%	55.82%	0.00%	52.19%
Credit Score*	633	667	697	738	774	810	711
Original Loan to Value Ratio*	80.00%	79.67%	79.60%	78.88%	78.97%	79.99%	79.34%
Original Loan to Value Ratio Over 80% Without MI	0.00%	7.04%	8.18%	3.23%	10.76%	0.00%	6.32%
Documentation Type - Full	20.49%	42.91%	26.58%	36.51%	45.98%	75.06%	36.26%
Documentation Type - Reduced	14.80%	44.04%	44.49%	52.37%	31.48%	0.00%	43.67%
Documentation Type - No Ratio	54.84%	9.38%	12.92%	6.36%	12.30%	0.00%	11.22%
Documentation Type - Stated Stated with Vvoe	9.87%	0.50%	8.70%	1.78%	0.00%	0.00%	3.51%
Documentation Type - NINA	0.00%	3.18%	7.31%	2.99%	10.23%	24.94%	5.34%
Loan Purpose - Purchase Rate - Term	75.33%	96.30%	86.43%	97.20%	100.00%	100.00%	93.50%
Occupancy Type - Primary	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Occupancy Type - Second Home	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Occupancy Type - Investor	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Property Type - Single Family Residence PUD	100.00%	63.22%	42.54%	53.44%	58.00%	100.00%	55.33%
California Concentration	0.00%	15.20%	7.95%	5.79%	20.80%	0.00%	10.18%
Month to Next Rate Adjustment*	22	24	24	27	25	22	25
First Periodic Rate Cap*	3.000%	3.180%	3.154%	3.307%	3.318%	3.000%	3.219%
Subsequent Periodic Rate Cap*	1.000%	1.000%	1.000%	1.053%	1.022%	1.000%	1.019%
Lifetime Rate Cap*	6.000%	5.661%	5.536%	5.569%	5.487%	5.751%	5.589%
Margin*	4.500%	4.347%	3.818%	3.901%	3.840%	4.095%	3.999%
Net Margin*	4.250%	4.097%	3.568%	3.651%	3.590%	3.845%	3.749%
Minimum Mortgage Rate*	4.500%	4.347%	3.834%	3.952%	3.840%	4.095%	4.019%
Maximum Mortgage Rate*	13.875%	13.055%	12.719%	12.678%	12.126%	12.063%	12.747%

* Weighted Average

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2004-AR3
Issuer

Nomura Asset Acceptance Corporation,
Depositor

GMAC Mortgage Corporation
Servicer

The collateral information contained herein reflects the anticipated November 1, 2004 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be less than that shown below.

Investor Loans (Group III)	Credit Score						Total:
	601 - 640	641 - 680	681 - 720	721 - 760	761 - 800	801 - 840	
Share of Group III	1.25%	6.99%	8.22%	7.84%	2.81%	0.17%	27.28%
Share of This Selection	4.59%	25.61%	30.13%	28.73%	10.32%	0.62%	100.00%
Current Mortgage Rate*	6.904%	7.243%	7.053%	6.866%	6.710%	6.313%	7.001%
Current Net Mortgage Rate*	6.650%	6.990%	6.800%	6.620%	6.460%	6.060%	6.750%
Cut-off Date Mortgage Loan Principal Balance	$ 3,068,173.75	$ 17,138,799.63	$ 20,163,079.45	$ 19,225,412.09	$ 6,903,150.38	$ 417,000.00	$ 66,915,615.30
Cut-off Date Average Mortgage Loan Principle Balance	$ 180,480.81	$ 169,691.09	$ 161,304.64	$ 158,887.70	$ 168,369.52	$ 208,500.00	$ 164,411.83
Mortgage Loan Count	17	101	125	121	41	2	407
Original Term (Months)*	360	360	360	360	360	360	360
Months Since Origination*	3	2	3	3	3	2	3
Stated Remaining Term (Months)*	357	358	357	357	357	358	357
Mortgage Loans with Interest Only Terms	34.35%	44.05%	45.33%	50.05%	54.01%	100.00%	47.09%
Mortgage Loans with Prepay Penalty Terms	38.50%	51.72%	37.62%	37.70%	44.23%	0.00%	41.74%
Credit Score*	628	667	698	737	774	810	707
Original Loan to Value Ratio*	75.32%	79.59%	78.51%	78.95%	78.94%	79.99%	78.82%
Original Loan to Value Ratio Over 80% Without MI	0.00%	11.31%	7.08%	5.05%	5.81%	0.00%	7.08%
Documentation Type - Full	27.33%	33.23%	23.19%	31.65%	34.72%	75.06%	29.90%
Documentation Type - Reduced	39.50%	37.48%	46.17%	49.42%	35.79%	0.00%	43.21%
Documentation Type - No Ratio	23.85%	15.17%	14.30%	10.60%	18.68%	0.00%	14.26%
Documentation Type - Stated Stated with Vvoe	9.32%	9.61%	9.40%	3.52%	0.00%	0.00%	6.73%
Documentation Type - NINA	0.00%	4.50%	6.94%	4.82%	10.82%	24.94%	5.90%
Loan Purpose - Purchase Rate - Term	61.47%	84.21%	83.71%	91.07%	100.00%	100.00%	86.72%
Occupancy Type - Primary	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Occupancy Type - Second Home	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Occupancy Type - Investor	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Property Type - Single Family Residence PUD	61.35%	52.01%	46.15%	50.47%	57.36%	100.00%	51.08%
California Concentration	5.93%	10.53%	7.62%	4.53%	13.26%	0.00%	7.93%
Month to Next Rate Adjustment*	24	25	27	27	28	22	26
First Periodic Rate Cap*	3.098%	3.264%	3.332%	3.345%	3.451%	3.000%	3.318%
Subsequent Periodic Rate Cap*	1.049%	1.046%	1.061%	1.048%	1.052%	1.000%	1.051%
Lifetime Rate Cap*	5.430%	5.447%	5.383%	5.369%	5.357%	5.751%	5.397%
Margin*	3.635%	4.042%	3.727%	3.597%	3.551%	4.095%	3.750%
Net Margin*	3.385%	3.792%	3.477%	3.347%	3.301%	3.845%	3.500%
Minimum Mortgage Rate*	3.635%	4.063%	3.750%	3.643%	3.551%	4.095%	3.776%
Maximum Mortgage Rate*	12.335%	12.690%	12.436%	12.235%	12.067%	12.063%	12.398%

* Weighted Average

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2004-AR3

Issuer

Nomura Asset Acceptance Corporation,

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated November 1, 2004 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be less than that shown below.

Interest Only (Group III)	Credit Score						Total:
	601 - 640	641 - 680	681 - 720	721 - 760	761 - 800	801 - 840	
Share of Group III	5.04%	14.28%	15.92%	11.67%	5.21%	0.22%	52.34%
Share of This Selection	9.64%	27.29%	30.41%	22.30%	9.95%	0.41%	100.00%
Current Mortgage Rate*	6.845%	6.675%	6.594%	6.546%	6.401%	6.513%	6.610%
Current Net Mortgage Rate*	6.590%	6.430%	6.340%	6.300%	6.150%	6.260%	6.360%
Cut-off Date Mortgage Loan Principal Balance	$ 12,371,879.93	$ 35,032,405.27	$ 39,035,882.33	$ 28,626,892.76	$ 12,777,811.92	$ 530,600.00	$ 128,375,472.22
Cut-off Date Average Mortgage Loan Principle Balance	$ 196,379.05	$ 196,811.27	$ 185,885.15	$ 184,689.63	$ 190,713.61	$ 176,866.67	$ 189,904.54
Mortgage Loan Count	63	178	210	155	67	3	676
Original Term (Months)*	360	360	360	360	360	360	360
Months Since Origination*	2	2	3	3	3	2	3
Stated Remaining Term (Months)*	358	358	357	357	357	358	357
Mortgage Loans with Interest Only Terms	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Mortgage Loans with Prepay Penalty Terms	48.00%	44.00%	44.31%	34.54%	31.78%	0.00%	40.97%
Credit Score*	629	663	700	740	776	809	700
Original Loan to Value Ratio*	80.64%	79.09%	79.15%	78.82%	78.31%	79.99%	79.12%
Original Loan to Value Ratio Over 80% Without MI	0.00%	2.76%	3.12%	1.08%	3.14%	0.00%	2.26%
Documentation Type - Full	30.93%	32.57%	21.71%	25.69%	28.13%	58.99%	27.24%
Documentation Type - Reduced	25.90%	33.79%	28.57%	26.74%	17.89%	21.41%	28.23%
Documentation Type - No Ratio	18.65%	8.64%	21.35%	14.73%	26.38%	0.00%	16.56%
Documentation Type - Stated Stated with Vvoe	7.89%	7.65%	7.50%	9.32%	5.39%	0.00%	7.74%
Documentation Type - NINA	14.79%	15.79%	20.87%	23.52%	22.21%	19.60%	19.62%
Loan Purpose - Purchase Rate - Term	77.49%	74.02%	86.11%	92.88%	90.99%	100.00%	84.03%
Occupancy Type - Primary	89.23%	76.24%	74.13%	64.81%	65.23%	0.00%	72.89%
Occupancy Type - Second Home	2.26%	2.21%	2.45%	1.58%	5.59%	21.41%	2.56%
Occupancy Type - Investor	8.52%	21.55%	23.41%	33.61%	29.18%	78.59%	24.55%
Property Type - Single Family Residence PUD	76.36%	79.39%	70.45%	70.29%	71.94%	100.00%	73.69%
California Concentration	12.34%	12.57%	8.17%	7.19%	10.77%	0.00%	9.78%
Month to Next Rate Adjustment*	30	31	29	31	31	22	30
First Periodic Rate Cap*	3.567%	3.566%	3.649%	3.632%	3.702%	3.000%	3.617%
Subsequent Periodic Rate Cap*	1.000%	1.022%	1.029%	1.070%	1.046%	1.000%	1.035%
Lifetime Rate Cap*	5.448%	5.393%	5.383%	5.341%	5.248%	5.804%	5.371%
Margin*	3.550%	3.392%	3.415%	3.300%	3.270%	4.181%	3.385%
Net Margin*	3.300%	3.142%	3.165%	3.050%	3.020%	3.931%	3.135%
Minimum Mortgage Rate*	3.561%	3.417%	3.446%	3.362%	3.285%	4.181%	3.418%
Maximum Mortgage Rate*	12.293%	12.069%	11.977%	11.888%	11.649%	12.317%	11.981%

* Weighted Average

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2004-AR3
Issuer

Nomura Asset Acceptance Corporation,
Depositor

GMAC Mortgage Corporation
Servicer

The collateral information contained herein reflects the anticipated November 1, 2004 scheduled balances and is indicative only. It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be less than that shown below.

SFR	Full (I-A)	Reduced with VOA (A-SI)	Reduced with VOI (I-NA)	No Ratio (A-NI)	None (NI-NA)	Stated/Stated (S-S)	Total
Number of Mortgage Loans	262	287	3	163	211	102	1,028
Principal Balance	$ 45,560,060.42	$ 60,086,684.74	$ 930,300.00	$ 43,376,075.38	$ 48,414,740.16	$ 23,906,000.72	$ 231,173,861.40
Percentage of Deal	11.35	17.18	0.23	10.81	12.06	5.96	57.59
Percentage of Subset	19.71	29.84	0.40	18.76	20.94	10.34	100.00
Current Mortgage Rate	5.933	6.438	7.026	6.387	6.399	6.603	6.340
Credit Score	704	689	656	703	708	686	698
Primary Occupancy Type	73.46	72.35	100	87.1	91.54	89.86	81.28
Debt-to-Income Ratio	38.51	37.41	37.91	33.45	0	38.73	37.72
Mortgage Loans with IO Terms	72.76	51.22	100	62.39	57.81	55.88	59.62
Original Loan-to-Value Ratio	78.23	77.91	75.85	76.89	75.58	78.39	77.34
Combined Loan-to-Value Ratio	90.28	87.73	97.93	86.18	78.77	88.83	86.22
Silent Seconds	65.62	55.56	100	50.53	22.9	59.31	50.33

2 FAMILY	Full (I-A)	Reduced with VOA (A-SI)	Reduced with VOI (I-NA)	No Ratio (A-NI)	None (NI-NA)	Stated/Stated (S-S)	Total
Number of Mortgage Loans	22	55	0	21	21	18	137
Principal Balance	$ 4,938,870.06	$ 15,363,040.66		$ 8,264,893.06	$ 5,090,647.05	$ 5,372,098.42	37,019,549.26
Percentage of Deal	1.23	3.83	0.00	1.56	1.27	1.34	9.22
Percentage of Subset	13.34	41.50	0.00	16.90	13.75	14.51	100.00
Current Mortgage Rate	6.211	6.290	0.000	6.924	6.505	6.576	6.458
Credit Score	706	689	0	678	701	601	691
Primary Occupancy Type	57.76	72.52	0.00	84.76	89.53	61.97	73.43
Debt-to-Income Ratio	40.87	36.30	0.00	31.59	0.00	36.66	37.16
Mortgage Loans with IO Terms	58.30	22.58	0.00	23.35	33.51	15.50	27.95
Original Loan-to-Value Ratio	79.07	77.58	0.00	79.37	76.27	77.82	77.93
Combined Loan-to-Value Ratio	90.97	88.32	0.00	91.87	85.28	90.75	88.38
Silent Seconds	57.94	51.55	0.00	66.83	84.31	95.58	63.13

3 FAMILY

3 FAMILY	Full (I-A)	Reduced with VOA (A-SI)	Reduced with VOI (I-NA)	No Ratio (A-NI)	None (NI-NA)	Stated/Stated (S-S)	Total:
Number of Mortgage Loans	33	32	2	18	20	10	115
Principal Balance	$ 6,729,150.55	$ 9,510,493.05	$ 531,240.82	$ 5,206,616.82	$ 5,783,823.50	$ 2,872,667.69	$ 30,633,992.43
Percentage of Deal	1.68	2.37	0.13	1.30	1.44	0.72	7.63
Percentage of Subset	21.97	31.05	1.73	17.00	18.88	9.38	100.00
Current Mortgage Rate	6.615	7.024	7.393	6.901	6.859	6.613	6.850
Credit Score	717	699	639	694	716	720	706
Primary Occupancy Type	40.50	35.50	100.00	65.50	76.76	70.35	53.88
Debt-to-Income Ratio	37.13	37.05	41.27	31.98	0.00	37.56	37.19
Mortgage Loans with IO Terms	36.04	44.90	42.82	6.39	46.56	16.32	34.01
Original Loan-to-Value Ratio	79.82	78.77	75.72	74.03	76.02	75.47	77.31
Combined Loan-to-Value Ratio	93.53	89.12	100.00	92.40	82.94	92.89	90.02
Silent Seconds	72.36	61.26	100.00	89.78	53.59	100.00	71.40

4 FAMILY

4 FAMILY	Full (I-A)	Reduced with VOA (A-SI)	Reduced with VOI (I-NA)	No Ratio (A-NI)	None (NI-NA)	Stated/Stated (S-S)	Total:
Number of Mortgage Loans	16	18	0	7	3	2	46
Principal Balance	$ 3,947,641.20	$ 4,623,853.41	$	$ 2,322,496.17	$ 765,450.79	$ 750,000.00	$ 12,409,441.57
Percentage of Deal	0.98	1.15	0.00	0.58	0.19	0.19	3.09
Percentage of Subset	31.81	37.26	0.00	18.72	6.17	6.04	100.00
Current Mortgage Rate	6.798	6.903	0.000	7.136	6.793	6.883	6.905
Credit Score	694	706	0	693	717	625	696
Primary Occupancy Type	11.19	22.28	0.00	51.75	34.35	100.00	29.71
Debt-to-Income Ratio	40.90	38.39		0.00	0.00	40.88	38.66
Mortgage Loans with IO Terms	74.15	35.17		8.78	0.00	0.00	38.33
Original Loan-to-Value Ratio	80.38	75.52		77.51	70.69	71.07	76.87
Combined Loan-to-Value Ratio	92.68	85.89	0.00	85.85	86.82	81.74	87.85
Silent Seconds	67.42	68.34	0.00	47.33	61.79	53.33	62.81

CONDO

CONDO	Full (I-A)	Reduced with VOA (A-SI)	Reduced with VOI (I-NA)	No Ratio (A-NI)	None (NI-NA)	Stated/Stated (S-S)	Total:
Number of Mortgage Loans	38	60	1	24	31	9	163
Principal Balance	$ 6,677,401.39	$ 12,195,984.85	$ 122,400.00	$ 4,319,041.41	$ 5,102,813.75	$ 1,609,614.61	$ 30,027,256.02
Percentage of Deal	1.66	3.04	0.03	1.08	1.27	0.40	7.48
Percentage of Subset	22.24	40.62	0.41	14.38	16.99	5.36	100.00
Current Mortgage Rate	5.966	6.449	6.990	6.752	6.808	6.593	6.456
Credit Score	700	692	629	701	707	708	698
Primary Occupancy Type	75.97	64.69	100.00	78.74	88.24	82.49	74.32
Debt-to-Income Ratio	37.20	38.30	29.70	29.25	0.00	32.35	37.08
Mortgage Loans with IO Terms	89.60	49.30	0.00	42.60	50.59	52.13	57.47
Original Loan-to-Value Ratio	78.89	78.70	80.00	78.73	80.83	80.45	78.39
Combined Loan-to-Value Ratio	91.26	87.02	100.00	87.83	83.72	91.21	87.80
Silent Seconds	61.89	58.46	100.00	54.67	19.33	48.37	50.83

COOP

COOP	Full (I-A)	Reduced with VOA (A-SI)	Reduced with VOI (I-NA)	No Ratio (A-NI)	None (NI-NA)	Stated/Stated (S-S)	Total:
Number of Mortgage Loans	1			1	2	2	6
Principal Balance	$ 119,883.37	$ 70,000.00	$	$ 143,879.02	$ 344,729.89	$ 93,832.26	$ 772,324.33
Percentage of Deal	0.03	0.02	0.00	0.04	0.09	0.02	0.19
Percentage of Subset	15.52	9.06	0.00	18.63	44.64	12.15	100.00
Current Mortgage Rate	6.125	8.125	0.000	6.875	5.212	6.625	6.099
Credit Score	554	631	0	677	714	739	693
Primary Occupancy Type	100.00	100.00	0.00	100.00	100.00	100.00	100.00
Debt-to-Income Ratio	50.00	37.19	0.00	0.00	0.00	33.59	41.41
Mortgage Loans with IO Terms	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Original Loan-to-Value Ratio	85.78	77.78	0.00	80.00	68.62	75.00	75.01
Combined Loan-to-Value Ratio	85.78	77.78	0.00	80.00	68.62	90.00	76.83
Silent Seconds	0.00	0.00	0.00	0.00	0.00	100.00	12.15

PUD

PUD	Full (I-A)	Reduced with VOA (A-SI)	Reduced with VOI (I-NA)	No Ratio (A-NI)	None (NI-NA)	Stated/Stated (S-S)	Total:
Number of Mortgage Loans	55	79	0	45	34	13	226
Principal Balance	$ 12,132,660.45	$ 22,839,481.38	$	$ 10,663,870.32	$ 6,590,238.11	$ 2,546,489.34	$ 54,772,739.60
Percentage of Deal	3.02	5.69		2.66	1.64	0.63	13.64
Percentage of Subset	22.15	41.70	0.00	19.47	12.03	4.65	100.00
Current Mortgage Rate	6.143	6.563	0.000	6.596	6.395	6.756	6.465
Credit Score	701	698	0	701	707	678	699
Primary Occupancy Type	75.40	82.07	0.00	79.18	97.94	88.40	82.04
Debt-to-Income Ratio	39.07	37.08	0.00	35.89	0.00	39.08	37.67
Mortgage Loans with IO Terms	88.79	80.25	0.00	61.64	48.59	85.63	74.96
Original Loan-to-Value Ratio	79.00	77.83	0.00	79.95	75.64	77.66	78.23
Combined Loan-to-Value Ratio	93.26	90.95	0.00	88.40	77.64	90.40	89.34
Silent Seconds	74.28	73.12	0.00	48.01	10.64	66.41	60.66

TOWNHOUSE

TOWNHOUSE	Full (I-A)	Reduced with VOA (A-SI)	Reduced with VOI (I-NA)	No Ratio (A-NI)	None (NI-NA)	Stated/Stated (S-S)	Total:
Number of Mortgage Loans	5	3	0	14	3	0	25
Principal Balance	$ 882,650.22	$ 508,062.74	$	$ 2,750,034.20	$ 487,653.19	$	$ 4,628,400.34
Percentage of Deal	0.22	0.13	0.00	0.69	0.12	0.00	1.15
Percentage of Subset	19.07	10.98	0.00	59.42	10.54	0.00	100.00
Current Mortgage Rate	5.580	6.688	0.000	6.138	6.756	0.000	6.156
Credit Score	702	695	0	708	690	0	704
Primary Occupancy Type	94.34	100.00	0.00	84.12	100.00	0.00	89.49
Debt-to-Income Ratio	38.38	41.45	0.00	34.69	0.00	0.00	38.02
Mortgage Loans with IO Terms	94.34	52.84	0.00	91.63	70.50	0.00	85.66
Original Loan-to-Value Ratio	79.26	76.85	0.00	81.07	79.99	0.00	80.15
Combined Loan-to-Value Ratio	99.99	95.68	0.00	94.99	94.08	0.00	95.93
Silent Seconds	100.00	78.45	0.00	75.72	70.50	0.00	80.10

NAA-2004-AR3-SF1 - Price/Yield - CLASS IA2

Balance	Contact Desk	Delay	24
Coupon*	4.865	Dated	11/1/2004
Settle	11/30/2004	First Payment	12/25/2004

*Coupon: equals group I net wac - [0.39]%
RUN to earlier of balloon at the weighted average reset (month 56) / 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-08	4.702	4.687	4.676	4.665	4.646	4.633	4.611	4.571	4.521	4.371
100-09	4.691	4.675	4.663	4.651	4.632	4.618	4.595	4.552	4.499	4.342
100-10	4.680	4.663	4.651	4.638	4.617	4.603	4.579	4.534	4.478	4.313
100-11	4.669	4.650	4.638	4.625	4.603	4.588	4.563	4.515	4.457	4.283
100-12	4.657	4.638	4.625	4.611	4.589	4.573	4.546	4.497	4.436	4.254
100-13	4.646	4.626	4.612	4.598	4.574	4.557	4.530	4.478	4.415	4.225
100-14	4.635	4.614	4.600	4.584	4.560	4.542	4.514	4.460	4.393	4.196
100-15	4.624	4.602	4.587	4.571	4.546	4.527	4.498	4.441	4.372	4.166
100-16	4.612	4.590	4.574	4.558	4.531	4.512	4.481	4.423	4.351	4.137
100-16+	4.607	4.584	4.568	4.551	4.524	4.505	4.473	4.414	4.340	4.123
100-17	4.601	4.578	4.562	4.544	4.517	4.497	4.465	4.405	4.330	4.108
100-18	4.590	4.566	4.549	4.531	4.503	4.482	4.449	4.386	4.309	4.079
100-19	4.579	4.554	4.536	4.518	4.488	4.467	4.433	4.368	4.287	4.050
100-20	4.567	4.542	4.523	4.505	4.474	4.452	4.417	4.349	4.266	4.020
100-21	4.556	4.529	4.511	4.491	4.460	4.437	4.400	4.331	4.245	3.991
100-22	4.545	4.517	4.498	4.478	4.445	4.422	4.384	4.313	4.224	3.962
100-23	4.534	4.505	4.486	4.465	4.431	4.407	4.368	4.294	4.203	3.933
100-24	4.522	4.493	4.473	4.451	4.417	4.392	4.352	4.276	4.182	3.904
WAL	3.08	2.85	2.71	2.58	2.39	2.27	2.10	1.84	1.58	1.12
Mod Dur	2.75	2.56	2.44	2.33	2.16	2.06	1.91	1.68	1.46	1.06
Principal Window	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - May09	Dec04 - Mar08

LIBOR_1MO	1.91
LIBOR_6MO	2.201
LIBOR_1YR	2.423
CMT_1YR	2.174

PRELIMINARY

naa-2004-ar3-IAMezz - Price/Yield - I-A

Balance	Contact Desk	Delay	24
Coupon*	4.78	Dated	11/1/2004
Settle	11/30/2004	First Payment	12/25/2004

RUN to earlier of balloon at the weighted average reset (month 56) / 10% call
* Pays group I collateral net WAC less [0.475%].
"Spread" indicates spread to SWAP curve

	Price	25 CPR	
	100.99000	4.225	Yield
	100.99000	116.1	Spread
WAL		2.39	
Mod Dum		2.17	
Principal Window		Dec04 - Jul09	
LIBOR_1MO		2.016	
LIBOR_6MO		2.320	
LIBOR_1YR		2.544	
CMT_1YR		2.297	

<u>Preliminary</u>

Additional information is available upon request. The material contained herein is preliminary and based on sources which we believe to be reliable, but it is not complete, and we do not represent that it is accurate. It is not to be considered as an offer to sell or solicitation of an offer to buy any securities. All material set forth is subject to change without notice. These materials are provided for informational purposes only, and are intended solely for your use and may not be quoted, circulated or otherwise referred to without our express consent. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final offering circular for any securities actually sold to you. Nomura Securities International, Inc. and certain of its affiliates (collectively, Nomura) may have a position in the securities referenced herein and may make purchases from and/or sales to customers either as principal or as agent for another person. In addition, Nomura may act as an underwriter of such securities. Notwithstanding anything herein to the contrary, the asset information set forth herein may be based only on a sample of assets to be included in the trust on the closing date and not necessarily a statistically relevant sample. Although Nomura believes the asset information will be representative of the final pool, the asset characteristics may nonetheless vary. Accordingly, specific characteristics of the securities described herein may differ from those shown herein due to differences between the actual underlying assets or factor(s) and the hypothetical assets or factor(s) used in preparing these materials. Except as otherwise specified in the offering circular, the securities referenced herein may be sold in one or more negotiated transactions and at varying prices as determined by Nomura.

naa-2004-ar3-finalcomp-bob - Price/Yield - I-A

Balance	Contact Desk	Delay	24
Coupon*	4.245	Dated	11/1/2004
Settle	11/30/2004	First Payment	12/25/2004

*Coupon: equals group I net wac - [1.01]%
RUN to earlier of balloon at the weighted average reset (month 56) / 10% call

Price	15 CPR Yield	18 CPR Yield	20 CPR Yield	22 CPR Yield	25 CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	50 CPR Yield
99-24	4.268	4.267	4.266	4.266	4.265	4.264	4.263	4.261	4.260	4.251
99-25	4.256	4.255	4.254	4.253	4.251	4.249	4.247	4.243	4.239	4.222
99-26	4.245	4.243	4.241	4.239	4.236	4.234	4.231	4.225	4.217	4.192
99-27	4.234	4.231	4.228	4.226	4.222	4.219	4.215	4.206	4.196	4.163
99-28	4.223	4.219	4.216	4.213	4.208	4.204	4.199	4.188	4.175	4.134
99-29	4.211	4.207	4.203	4.199	4.194	4.189	4.182	4.169	4.154	4.104
99-30	4.200	4.194	4.190	4.186	4.179	4.174	4.166	4.151	4.132	4.075
99-31	4.189	4.182	4.178	4.173	4.165	4.159	4.150	4.132	4.111	4.046
100-00	4.178	4.170	4.165	4.160	4.151	4.144	4.134	4.114	4.090	4.016
100-01	4.167	4.158	4.153	4.146	4.136	4.129	4.118	4.096	4.069	3.987
100-02	4.156	4.146	4.140	4.133	4.122	4.114	4.101	4.077	4.048	3.958
100-03	4.144	4.134	4.127	4.120	4.108	4.099	4.085	4.059	4.027	3.929
100-04	4.133	4.122	4.115	4.107	4.094	4.084	4.069	4.040	4.005	3.899
100-05	4.122	4.110	4.102	4.093	4.079	4.069	4.053	4.022	3.984	3.870
100-06	4.111	4.098	4.089	4.080	4.065	4.054	4.037	4.004	3.963	3.841
100-07	4.100	4.086	4.077	4.067	4.051	4.039	4.021	3.986	3.942	3.812
100-08	4.089	4.074	4.064	4.054	4.037	4.025	4.005	3.967	3.921	3.783
WAL	3.08	2.85	2.71	2.58	2.39	2.27	2.10	1.84	1.58	1.12
Mod Dur	2.79	2.59	2.47	2.35	2.18	2.08	1.93	1.69	1.47	1.06
Principal Window	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - May09	Dec04 - Mar08

LIBOR_1MO	1.960
LIBOR_6MO	2.255
LIBOR_1YR	2.464
CMT_1YR	2.273

PRELIMINARY

NAA-2004-AR3-finalomp - Price/Yield - IA

Balance	Contact Desk	Delay	24
Coupon*	4.805	Dated	11/1/2004
Settle	11/30/2004	First Payment	12/25/2004

*Coupon: equals group I net wac - [0.45]%
RUN to earlier of balloon at the weighted average reset (month 56) / 10% call

Price	5 CPR	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR	25 CPR
100-24	4.547	4.508	4.414	4.294	4.124	3.847	4.358
100-25	4.539	4.499	4.401	4.278	4.103	3.818	4.344
100-26	4.530	4.489	4.389	4.262	4.082	3.789	4.330
100-27	4.521	4.479	4.376	4.245	4.061	3.760	4.316
100-28	4.513	4.469	4.364	4.229	4.040	3.731	4.301
100-29	4.504	4.459	4.351	4.213	4.019	3.702	4.287
100-30	4.495	4.449	4.338	4.197	3.998	3.674	4.273
100-31	4.486	4.439	4.326	4.181	3.977	3.645	4.259
101-00	4.478	4.430	4.313	4.165	3.956	3.616	4.245
Spread to N*	97.800	105.800	116.800	121.300	122.700	109.800	120.100
101-01	4.469	4.420	4.301	4.149	3.935	3.587	4.231
101-02	4.460	4.410	4.288	4.133	3.914	3.558	4.216
101-03	4.452	4.400	4.276	4.117	3.894	3.529	4.202
101-04	4.443	4.390	4.263	4.101	3.873	3.500	4.188
101-05	4.434	4.380	4.250	4.085	3.852	3.472	4.174
101-06	4.425	4.371	4.238	4.069	3.831	3.443	4.160
101-07	4.417	4.361	4.225	4.053	3.810	3.414	4.146
101-08	4.408	4.351	4.213	4.037	3.789	3.385	4.131
WAL	4.00	3.51	2.71	2.10	1.58	1.12	2.39
Mod Durn	3.54	3.13	2.45	1.92	1.47	1.07	2.17
Principal Window	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - May09	Dec04 - Mar08	Dec04 - Jul09

LIBOR_1MO	1.960
LIBOR_6MO	2.255
LIBOR_1YR	2.464
CMT_1YR	2.256

<u>PRELIMINARY</u>

NAA 2004-AR3 III-A-1 Effective Coupon with Cap Corridors Bought In
LIBOR = 20%, DM = 37.5, run at 25CPR

Period	Dist. Date	Days	Net Funds Cap 30/360	Net Funds Cap Act/360	Effective Coupon (Act/360)
0	30-Nov-04				
1	25-Dec-04	25	6.40	7.68	2.22
2	25-Jan-05	31	6.40	6.20	9.25
3	25-Feb-05	31	6.40	6.20	9.25
4	25-Mar-05	28	6.40	6.86	9.25
5	25-Apr-05	31	6.40	6.20	9.25
6	25-May-05	30	6.40	6.40	9.25
7	25-Jun-05	31	6.40	6.20	9.25
8	25-Jul-05	30	6.40	6.40	9.25
9	25-Aug-05	31	6.40	6.20	9.25
10	25-Sep-05	31	6.40	6.20	9.25
11	25-Oct-05	30	6.40	6.40	9.25
12	25-Nov-05	31	6.40	6.20	9.25
13	25-Dec-05	30	6.40	6.40	9.25
14	25-Jan-06	31	6.40	6.20	9.25
15	25-Feb-06	31	6.40	6.20	9.25
16	25-Mar-06	28	6.40	6.86	9.25
17	25-Apr-06	31	6.40	6.20	9.25
18	25-May-06	30	6.41	6.41	9.25
19	25-Jun-06	31	6.41	6.21	9.25
20	25-Jul-06	30	6.43	6.43	9.25
21	25-Aug-06	31	6.53	6.31	9.25
22	25-Sep-06	31	7.29	7.06	9.25
23	25-Oct-06	30	8.30	8.30	9.25
24	25-Nov-06	31	8.51	8.24	9.25
25	25-Dec-06	30	8.51	8.51	9.25
26	25-Jan-07	31	8.51	8.24	9.25
27	25-Feb-07	31	8.54	8.26	9.25
28	25-Mar-07	28	8.78	9.40	9.40
29	25-Apr-07	31	9.03	8.74	9.25
30	25-May-07	30	9.08	9.08	9.25
31	25-Jun-07	31	9.09	8.79	9.25
32	25-Jul-07	30	9.12	9.12	9.25
33	25-Aug-07	31	9.17	8.88	9.25
34	25-Sep-07	31	9.66	9.35	9.35
35	25-Oct-07	30	10.11	10.11	10.11
36	25-Nov-07	31	10.15	9.83	9.83
37	25-Dec-07	30	10.15	10.15	10.16
38	25-Jan-08	31	10.16	9.83	9.83
39	25-Feb-08	31	10.17	9.84	9.85
40	25-Mar-08	29	10.34	10.70	10.70
41	25-Apr-08	31	10.50	10.16	10.16
42	25-May-08	30	10.52	10.52	10.52
43	25-Jun-08	31	10.52	10.18	10.18
44	25-Jul-08	30	10.52	10.52	10.52
45	25-Aug-08	31	10.54	10.20	10.20

46	25-Sep-08	31	10.62	10.28	10.28
47	25-Oct-08	30	10.68	10.68	10.68
48	25-Nov-08	31	10.68	10.34	10.34
49	25-Dec-08	30	10.68	10.68	10.68
50	25-Jan-09	31	10.68	10.34	10.34
51	25-Feb-09	31	10.68	10.34	10.82
52	25-Mar-09	28	10.69	11.46	11.97
53	25-Apr-09	31	10.70	10.36	11.00
54	25-May-09	30	10.70	10.70	11.37
55	25-Jun-09	31	10.71	10.37	11.02
56	25-Jul-09	30	10.73	10.73	11.41
57	25-Aug-09	31	10.85	10.50	11.05
58	25-Sep-09	31	11.36	10.99	11.21
59	25-Oct-09	30	11.67	11.67	11.66
60	25-Nov-09	31	11.68	11.31	11.43
61	25-Dec-09	30	11.68	11.68	11.69
62	25-Jan-10	31	11.68	11.31	11.44
63	25-Feb-10	31	11.68	11.31	11.44
64	25-Mar-10	28	11.68	12.52	12.28
65	25-Apr-10	31	11.68	11.31	11.45
66	25-May-10	30	11.68	11.68	11.72
67	25-Jun-10	31	11.68	11.31	11.46
68	25-Jul-10	30	11.68	11.68	11.73
69	25-Aug-10	31	11.68	11.31	11.48
70	25-Sep-10	31	11.68	11.31	11.48
71	25-Oct-10	30	11.68	11.68	11.75
72	25-Nov-10	31	11.68	11.31	11.49